UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2020

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sub:	Update regarding proposed voluntary delisting of the equity shares of Vedanta Limited (“Company”) in accordance with the provisions under the Securities and Exchange Board of India (Delisting of Equity Shares)

Regulations, 2009, as amended (“Delisting Regulations”).

In connection with the aforesaid delisting offer, this is to inform you that we have received a confirmation from Vedanta Resources Limited and its indirect subsidiaries namely, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited, that KFin Technologies Private Limited has completed the dispatch of letter of offer to all public shareholders in accordance with the Delisting Regulations.

Please find enclosed a copy of the letter of offer dispatched to the public shareholders for your reference and records.

The letter offer is also being made available on the website of the Company i.e., www.vedantalimited.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2020	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
	Name:	Prerna Halwasiya
	Title:	Company Secretary & Compliance Officer

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This Letter of Offer (“Letter of Offer”/ “LOF”) is being sent to you as a Public Shareholder (defined below) of Vedanta Limited as on the Specified Date (defined below) in accordance with the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009, as amended (“Delisting Regulations”). In case you have recently sold your Equity Shares (as defined below), please hand over this Letter of Offer and the accompanying documents to the member of the stock exchange through whom the sale was effected.

LETTER OF OFFER

to the Public Shareholders for voluntary delisting of Equity Shares of

VEDANTA LIMITED (“Company”) CIN: L13209MH1965PLC291394

Registered Office: 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400 093

Company Secretary & Compliance Officer: Ms. Prerna Halwasiya

Tel. no.: +91 22 6643 4500; Fax no.: +91 22 6643 4530

E-mail ID: comp.sect@vedanta.co.in; Website: www.vedantalimited.com

From

Name	Registered office
Vedanta Resources Limited	8th Floor, 20 Farringdon Street, London, EC4A 4AB
Vedanta Holdings Mauritius Limited	C/o Amicorp (Mauritius) Limited, 6th Floor, Tower 1, Nexteracom Building, Ebene, Mauritius
Vedanta Holdings Mauritius II Limited	C/o Amicorp (Mauritius) Limited, 6th Floor, Tower 1, Nexteracom Building, Ebene, Mauritius

(hereinafter collectively referred to as the “Acquirers”)

inviting you to tender your Equity Shares, pursuant to the reverse book building process in accordance with the Delisting Regulations.

NOTES:

If you wish to tender your Equity Shares pursuant to this Letter of Offer to the Acquirers, you should:

•	carefully read this Letter of Offer and the instructions herein; and

•

complete and sign the accompanying Bid Form in accordance with the instructions therein and in this Letter of Offer, which is enclosed at the end of this booklet and submit the Bid Form to your Seller Member for bidding under Offer to Buy/ OTB. For detailed procedure on the submission and settlement of Bids, please refer to paragraph 17 of the Letter of Offer.

•	In case of the Equity Shares held in physical form, please refer to paragraph 17.6 of the Letter of Offer.

The Delisting Offer (as defined below) will be implemented by the Acquirers through the stock exchange mechanism, as provided under the Delisting Regulations and circular nos. CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 and CFD/DCR2/CIR/P/2016/131 dated December 09, 2016 issued by the Securities and Exchange Board of India (“SEBI”). For details on methodology on stock exchange mechanism, please refer to paragraphs 15 and 17 of this Letter of Offer.

For the implementation of the Delisting Offer, the Acquirers have appointed the Buyer Broker viz., DAM Capital Advisors Limited, as the registered broker through whom the purchases and settlements on account of the Delisting Offer would be made by the Acquirers.

FLOOR PRICE: INR 87.25/- PER EQUITY SHARE
BID OPENING DATE: OCTOBER 05, 2020	BID CLOSING DATE: OCTOBER 09, 2020
MANAGER TO THE OFFER	REGISTRAR TO THE OFFER

J.P. Morgan India Private Limited

CIN: U67120MH1992FTC068724

Address: J.P. Morgan Tower,

Off C. S. T. Road, Kalina,

Santacruz (East), Mumbai – 400 098

Tel. no.: +91 22 6157 3000

Fax no.: +91 22 6157 3911

Email: vedanta_delist@jpmorgan.com

Contact person: Mr. Shagun Gupta

SEBI registration no.: INM000002970

Validity period: Permanent

KFin Technologies Private Limited

(formerly known as Karvy Fintech Private Limited)

CIN: U72400TG2017PTC117649

Address: Selenium Building, Tower- B, Plot No 31 & 32,

Gachibowli, Financial District Nanakramguda,

Serilingampally, Hyderabad Rangareddi – 500032, Telangana

Tel. no.: +91 40 6716 2222/ 1-800-34-54001

Fax no.: +91 40 2343 1551

Email: vedanta.delisting@kfintech.com

Contact person: Mr. Murali Krishna

SEBI registration no.: INR000000221

Validity period: Permanent

ADVISOR TO THE ACQUIRERS FOR THE DELISTING PROCESS
DAM Capital Advisors Limited	CIN: U99999MH1993PLC071865 Address: One BKC, Tower C, 15th Floor, Unit No. 1511, Bandra Kurla Complex, Bandra (East), Mumbai – 400051

SCHEDULE OF ACTIVITIES

For the process of the Delisting Offer, the tentative schedule of activity will be as set out below:

Activity	Date	Day
Specified Date for determining the names of shareholders to whom the Letter of Offer shall be sent@	September 25, 2020	Friday
Date of receipt of BSE in-principle approval	September 28, 2020	Monday
Date of receipt of NSE in-principle approval	September 28, 2020	Monday
Date of publication of the Public Announcement	September 29, 2020	Tuesday
Last date for dispatch of Letter of Offer/ Bid Forms to Public Shareholders as of Specified Date	October 01, 2020	Thursday
Bid Opening Date (bid starts at market hours)	October 05, 2020	Monday
Last Date for upward revision or withdrawal of bids	October 08, 2020	Thursday
Bid Closing Date (bid closes at market hours)	October 09, 2020	Friday
Last date for announcement of counter offer	October 13, 2020	Tuesday
Last date for announcement of Discovered Price/ Exit Price and the Acquirers’ acceptance/ non-acceptance of Discovered Price/ Exit Price*	October 16, 2020	Friday
Proposed date for payment of consideration to Public Shareholders and/ or return of Equity Shares to Public Shareholders** in case of Bids not being accepted/ failure of the Delisting Offer	October 23, 2020	Friday

@

The Specified Date is only for the purpose of determining the names of the Public Shareholders to whom the Letter of Offer will be sent. However, all Public Shareholders, who are eligible to participate in the Delisting Offer, can submit their Bids in Acquisition Window Facility or OTB through their respective Seller Member during the Bid Period. Changes to the proposed timeline, if any, will be notified to Public Shareholders by way of a public announcement in the same newspapers where the Public Announcement is published.

*	This is an indicative date and the announcement may be made on or before October 16, 2020, being the fifth working day from the Bid Closing Date.
**	Subject to the acceptance of the Discovered Price or offer of an Exit Price higher than the Discovered Price by the Acquirers.

Notes: (1) All dates are subject to change and depend on obtaining the requisite statutory and regulatory approvals, as may be applicable. Changes to the proposed timetable, if any, will be notified to the Public Shareholders by way of corrigendum/ addendum in all the newspapers in which the Public Announcement has appeared; and (2) Last date of payment is subject to the acceptance of the Discovered Price by the Acquirers.

RISK FACTORS

The risk factors set out below do not relate to the present or future business operations of the Company or any other matters and are neither exhaustive nor intended to constitute a complete or comprehensive analysis of the risks involved in or associated with the participation by any Public Shareholder in the Delisting Offer. Each Public Shareholder of the Company is hereby advised to consult with legal, financial, tax, investment or other independent advisers and consultants for advice on the further risks with respect to each such Public Shareholder’s participation in the Delisting Offer and related sale and transfer of Offer Shares of the Company to the Acquirers.

Risk factors relating to the Delisting Offer and the probable risks involved in associating with the Acquirers:

•	The Acquirers and the Promoter Group make no assurance with respect to the future financial performance of the Company.

•

The Delisting Offer process may be delayed beyond the schedule of activities indicated in this Letter of Offer for reasons beyond the control of the Acquirers and the Company. Consequently, the payment of consideration to the Public Shareholders whose Offer Shares are accepted under this Delisting Offer as well as the return of Offer Shares not accepted under this Delisting Offer by the Acquirers may get delayed.

•

The Acquirers and the Manager to the Offer accept no responsibility for statements made otherwise than in this Letter of Offer or in the Public Announcement or in advertisements or other materials issued by, or at the request of the Acquirers or the Manager to the Offer, and anyone placing reliance on any other source of information, would be doing so at his/ her/ their own risk.

•	This Delisting Offer is subject to completion risks as would be applicable to similar transactions.

•

The Delisting Offer is being made for securities of an Indian company and Public Shareholders of the Company in the U.S. should be aware that this Letter of Offer and any other documents relating to the Delisting Offer have been or will be prepared in accordance with Indian procedural and disclosure requirements, including requirements regarding the offer timetable and timing of payments, all of which differ from those in the U.S. Any financial information included in this Letter of Offer or in any other documents relating to the Delisting Offer, has been or will be prepared in accordance with non-U.S. accounting standards that may not be comparable to financial statements of companies in the U.S. or other companies whose financial statements are prepared in accordance with U.S. generally accepted accounting principles.

•

The receipt of cash pursuant to the Delisting Offer by a Public Shareholder of the Company may be a taxable transaction for U.S. federal income tax purposes and under applicable U.S. state and local, as well as foreign and other, tax laws. Each Public Shareholder of the Company is urged to consult his independent professional adviser immediately regarding the tax consequences of accepting the Delisting Offer.

Neither the U.S. Securities Exchange Commission nor any U.S. state securities commission has approved or disapproved the Delisting Offer or passed any comment upon the adequacy or completeness of this Letter of Offer. Any representation to the contrary is a criminal offence in the U.S.

KEY DEFINITIONS AND ABBREVIATIONS

TERM	DEFINITION
Acquirers	Vedanta Resources Limited, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited.
AcquisitionWindow Facility or Offer to Buy/ OTB	An acquisition window facility, i.e., separate acquisition window in form of web-based bidding platform provided by BSE, in accordance with the stock exchange mechanism conducted in accordance with the terms of the Delisting Regulations and the SEBI Circulars.
ADS	American depositary share(s) issued by the Company that are listed on NYSE.
ADR	American depositary receipt.
ADR Deposit Agreement	Deposit agreement dated September 6, 2013 among the Company (as successor in interest to Sesa Goa Limited) and Citibank, N.A., as depositary, and the holders and beneficial owners of ADS issued thereunder, as amended by the deposit agreement dated August 25, 2015 among the Company and Citibank, N.A., for continued appointment of Citibank, N.A. as the exclusive depositary of ADRs issued thereunder.
Bid Closing Date	Close of trading hours on October 09, 2020 being the last date of the Bid Period.
Bid Form	Bid form as enclosed with this Letter of Offer.
Bid Opening Date	Opening of trading hours on October 05, 2020 being the date on which the Bid Period commences.
Bid Period	Bid Opening Date to Bid Closing Date, inclusive of both dates.
Board	Board of Directors of the Company.
BSE	BSE Limited.
Buyer Broker	DAM Capital Advisors Limited
CIN	Corporate identity number.
Clearing Corporation	ICCL or NCL, as the case may be.
Company	Vedanta Limited, the Company whose Equity Shares are sought to be delisted from the Stock Exchanges.
Counter Offer Price	A price offered by the Acquirers, which is lower than the Discovered Price but not less than the book value of the Company as certified by the merchant banker in terms of Regulation 16(1A) of the Delisting Regulations.
Delisting Letter	Letter dated May 12, 2020, sent by VRL to the Company expressing its intention to make the Delisting Offer.
Delisting Offer	The offer being made by the Acquirers to acquire all Offer Shares in accordance with the Delisting Regulations and the terms and conditions set out in the Public Announcement and this Letter of Offer. Consequently, Offer Shares shall be voluntarily delisted from the Stock Exchanges and the ‘permitted to trade’ status from MSE given to the Equity Shares will stand withdrawn.
Delisting Regulations	SEBI (Delisting of Equity Shares) Regulations, 2009, as amended.
DIN	Director identification number.
Discovered Price	The price at which the shareholding of the members of the Promoter Group reaches 90% of the total issued and paid-up equity share capital of the Company, excluding the Equity Shares which are then held by a custodian and against which ADS have been issued, pursuant to the reverse book building process specified in Schedule II of the Delisting Regulations, which shall not be lower than the Floor Price.
DP	Depository participant.
DTC	Depository trust company.

TERM	DEFINITION
Due Diligence Report	The due diligence report dated May 18, 2020 submitted by the Merchant Banker to the Board.
Equity Shares	The fully paid-up equity shares of the Company having face value of INR 1/- (Indian Rupees One only) each.
Escrow Accounts	Escrow accounts opened with the Escrow Bank in accordance with the Delisting Regulations referred to in paragraph 22 of this Letter of Offer.
Escrow Bank	Axis Bank Limited, a scheduled commercial bank and a banker to an issue registered with SEBI.
Exit Price	Any Discovered Price that is accepted by the Acquirers for the Delisting Offer, a higher price that is offered by the Acquirers for the Delisting Offer at their discretion, or a Counter Offer Price that results in shareholding of the Promoter Group reaching 90% of the total issued and paid- up equity share capital of the Company, excluding the Equity Shares which are then held by a custodian and against which ADS have been issued, pursuant to acceptance of the Counter Offer Price by the Public Shareholders.
Exit Window	A period of 1 year following the date of delisting of Equity Shares from the Stock Exchanges.
Floor Price	INR 87.25/- (Indian Rupees Eighty Seven and Twenty Five Paise only) per Offer Share determined in accordance with the Delisting Regulations. Please refer to paragraph 12 of this Letter of Offer.
ICCL	Indian Clearing Corporation Limited.
INR	Indian Rupee.
IT Act	Income-Tax Act, 1961.
Letter of Offer/ LOF	This letter inviting Bids from all Public Shareholders.
Listing Regulations	SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended.
Manager/ Manager to the Offer	J.P. Morgan India Private Limited.
Merchant Banker	SBI Capital Markets Limited, a merchant banker registered with SEBI.
MSE	Metropolitan Stock Exchange of India Limited.
NCL	NSE Clearing Limited.
NSE	National Stock Exchange of India Limited.
NYSE	New York Stock Exchange.
Offer Shares	All Equity Shares that are held by the Public Shareholders.
PAN	Permanent account number.
Promoter Group	The members of the promoter and promoter group of the Company.
Public Announcement	The public announcement issued by the Acquirers published on September 29, 2020 in accordance with Regulation 10(1) of the Delisting Regulations.
Public Shareholders	All holders of the Equity Shares other than the Acquirers, the Promoter Group and the holders of ADS issued against the Equity Shares held with the custodian and such custodian holding the Equity Shares, as defined under Regulation 2(1)(v) of the Delisting Regulations.
RBI	Reserve Bank of India.
Registrar/ Registrar to the Offer	KFin Technologies Private Limited (formerly known as Karvy Fintech Private Limited).
Residual Public Shareholders	The Public Shareholders whose Offer Shares have not been acquired by the Acquirers.
SEBI	Securities and Exchange Board of India.

TERM	DEFINITION
SEBI Circulars	SEBI’s circular dated April 13, 2015 on ‘Mechanism for acquisition of shares through Stock Exchange pursuant to Tender-Offers under Takeovers, Buy Back and Delisting’ and circular dated December 9, 2016 on ‘Streamlining the process for Acquisition of Shares pursuant to Tender-Offers made for Takeovers, Buyback and Delisting of Securities’.
SEC	U.S. Securities and Exchange Commission.
Seller Member	The stock brokers who are registered with BSE appointed by the respective Public Shareholders.
Specified Date	September 25, 2020.
Stock Exchange Mechanism	The process set out in the SEBI Circulars.
Stock Exchanges	BSE and NSE.
STT	Securities transaction tax.
Takeover Regulations	SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, as amended.
TRS	Transaction registration slip.
UCC	Unique client code.
U.S./ United States	United States of America.
USD	U.S. Dollar.
VHML	Vedanta Holdings Mauritius Limited.
VHML II	Vedanta Holdings Mauritius II Limited.
VRL	Vedanta Resources Limited.

Dear Public Shareholder,

Invitation to tender Equity Shares held by you in the Company

The Acquirers are pleased to invite you to tender your Equity Shares, on the terms and subject to the conditions set out in the Delisting Regulations, the Public Announcement and in this Letter of Offer, held by you in the Company to the Acquirers pursuant to the Delisting Offer made in accordance with relevant provisions of the Delisting Regulations.

1	BACKGROUND OF THE DELISTING OFFER

1.1

As on the Specified Date, 1,86,36,18,788 Equity Shares aggregating to 52.33% of the total issued and paid-up equity share capital of the Company, excluding the ADS issued by the Company, are held by the Promoter Group. As on the Specified Date, the Acquirers do not directly hold any Equity Shares. As on the Specified Date, the Public Shareholders (including the employee benefit trust) hold 1,69,73,90,047 Equity Shares aggregating to 47.67% of the total issued and paid-up equity share capital of the Company, excluding ADS issued by the Company.

1.2

In addition to the above, as on Specified Date, 3,91,24,009 ADS are outstanding which have been issued by the Company against 15,64,96,036 number of underlying Equity Shares. The holders of such ADS would be considered to be Public Shareholders to be able to participate in the Delisting Offer in the event they chose to convert the ADS into Equity Shares. In this regard, please note if all the outstanding ADS (as on the Specified Date) are converted into Equity Shares, the: (a) members of the Promoter Group will hold 1,86,36,18,788 Equity Shares aggregating to 50.13% of the total issued and paid-up equity share capital of the Company; and (b) the Public Shareholders will hold 1,85,38,86,083 Equity Shares aggregating to 49.87% of the total issued and paid-up equity share capital of the Company.

1.3

The Acquirers are making this Letter of Offer to acquire the Offer Shares. If the Delisting Offer is successful in accordance with the terms set out in paragraph 14 of this Letter of Offer, an application will be made to delist the Equity Shares from the Stock Exchanges pursuant to and in accordance with the Delisting Regulations and on the terms set out in the Public Announcement, this Letter of Offer and any other Delisting Offer related documents. Consequently, the Equity Shares shall be voluntarily delisted from the Stock Exchanges and the ‘permitted to trade’ status given to Equity Shares by the MSE shall stand withdrawn.

1.4

VRL, pursuant to the Delisting Letter, expressed its intention to the Board to acquire the Offer Shares and consequently voluntarily delist the Equity Shares from the Stock Exchanges by making a Delisting Offer in accordance with the Delisting Regulations and if such delisting is successful, then to also delist the ADS from NYSE and deregister the Company from the SEC, subject to the requirements of the NYSE and the SEC. Further, VRL, inter alia, requested the Board to: (a) take all such other actions as may be required to be undertaken by the Company under the Delisting Regulations in order to give effect to the Delisting Offer, including appointment of a merchant banker to undertake due diligence, provide all relevant information necessary for the due diligence, make relevant applications to Stock Exchanges and/ or to any other regulatory authorities, as may be required in connection to the Delisting Proposal; (b) consider and approve the Delisting Offer under Regulation 8 of the Delisting Regulations; and (c) take necessary steps to: (i) seek approval of the shareholders of the Company through postal ballot; (ii) seek approval of the Stock Exchanges for the proposed delisting of the Equity Shares in accordance with the Delisting Regulations; and (iii) obtain consent/ waivers from the lenders in connection with the proposed delisting of the Equity shares, as may be required. The receipt of the Delisting Letter was intimated by the Company to the Stock Exchanges on May 12, 2020 (“Stock Exchanges Notification Date”).

1.5

Pursuant to the Delisting Letter, the Board appointed the Merchant Banker to carry out due diligence in accordance with Regulations 8(1A) and 8(1D) of the Delisting Regulations. The appointment of the Merchant Banker was intimated by the Company to the Stock Exchanges on May 13, 2020.

1.6

On May 12, 2020, the Company intimated the Stock Exchanges that a meeting of the Board is scheduled to be held on May 18, 2020 in order to: (i) take on record and review the Due Diligence Report in terms of Regulations 8(1A)(ii) and 8(1E) of the Delisting Regulations; (ii) approve/ reject the proposal of voluntary delisting of the Equity Shares; and (iii) any other matters incidental thereto or required in terms of the Delisting Regulations.

1.7

Further, in the Delisting Letter, after considering the prevailing market conditions and with a view to provide the Public Shareholders with a fair exit price, VRL informed the Company of its willingness to accept Equity Shares tendered by the Public Shareholders in the Delisting Offer at a price of INR 87.50 (Indian Rupees Eighty Seven and Fifty Paise only) per Equity Share (“Indicative Offer Price”). VRL further informed the Company that the Indicative Offer Price should in no way be construed either as an obligation/ restriction on VRL and/ or its subsidiaries to accept the Equity Shares tendered in the Delisting Offer at a price lower than, equal to or higher than the Indicative Offer Price or as a restriction on the Public Shareholders to tender the Equity Shares at price higher than the Indicative Offer Price. The Indicative Offer Price was intimated to Stock Exchanges on May 12, 2020.

1.8

On May 18, 2020, the Company received a letter from VRL, providing the details of the floor price for the Delisting Offer, along with a certificate issued by Price Waterhouse & Co LLP, certifying the Floor Price for the Delisting Offer to be INR 87.25/- (Indian Rupees Eighty Seven and Twenty Five Paise only) determined in accordance with the Delisting Regulations (“Floor Price Letter”).

1.9	The Board, in its meeting held on May 18, 2020, inter-alia, took the following decisions:

a)	The Due Diligence Report, as tabled before them, issued and submitted by the Merchant Banker, was taken on record.

b)	Based on the Due Diligence Report and information available with the Company, the Board, in accordance with Regulation 8(1B) of the Delisting Regulations, certified that:

i.	The Company is in compliance with the applicable provisions of securities laws;

ii.	The members of the Promoter Group or their related entities are in compliance with Regulation 4(5) of the Delisting Regulations; and

iii.	The Delisting Offer is in the interest of the shareholders of the Company.

c)

In accordance with Regulation 8(1)(a) of the Delisting Regulations, the Board has approved the Delisting Offer, after having discussed and considered various factors including the Due Diligence Report.

d)

The Board granted its approval to the Company to seek shareholders’ approval by way of special resolution through postal ballot and e-voting, and thereby approved the draft of the postal ballot notice and the explanatory statement thereto. The Company was authorized to: (i) dispatch the said postal ballot notice and the explanatory statement to the shareholders in accordance with applicable laws; and (ii) obtain approval of the Stock Exchanges in accordance with the provisions under the Delisting Regulations and/ or any other regulatory/ government authority in India and/ or abroad (including the SEC and NYSE), as may be required, in relation to the Delisting Offer.

e)

Mr. Upendra C Shukla, Practicing Company Secretary (FCS No. 2727, CP No. 1654), was appointed as the scrutinizer in terms of the Companies Act, 2013, read with the Companies (Management and Administration) Rules, 2014, to conduct the process of the postal ballot in a fair and transparent manner.

The outcome of the meeting of the Board was intimated by the Company to the Stock Exchanges on the same day, i.e., May 18, 2020.

1.10

The dispatch of the notice of postal ballot dated May 18, 2020 for seeking the approval of the shareholders, through postal ballot and remote e-voting for the Delisting Offer, as required under the Delisting Regulations and the Companies Act, 2013 and the rules made thereunder read with General Circular No. 14/2020 dated April 08, 2020 and General Circular No. 17/2020 dated April 13, 2020 issued by the Ministry of Corporate Affairs, was completed on May 25, 2020.

1.11

The shareholders of the Company approved the Delisting Offer by way of a special resolution in accordance with the Delisting Regulations on June 24, 2020 i.e., the last date specified for remote e-voting. The results of the postal ballot were announced on June 25, 2020 and the same were intimated to the Stock Exchanges. As part of the said resolution, the votes cast by the Public Shareholders in favour of the Delisting Offer are 99,69,13,034 votes which is more than two times the number of votes cast by the Public Shareholders against it i.e., 18,59,11,313 votes.

1.12

BSE and NSE have issued their in-principle approvals to the Delisting Offer subject to compliance with the Delisting Regulations, pursuant to their letters, each dated September 28, 2020, in accordance with Regulation 8(3) of the Delisting Regulations.

1.13	The Public Announcement has been issued in the following newspapers as required under Regulation 10(1) of the Delisting Regulations:

Newspaper	Language	Editions
Financial Express	English	All editions
Jansatta	Hindi	All editions
Navshakti	Marathi	Mumbai
The Free Press Journal	English	Mumbai

1.14	Any changes, modifications or amendments to the Public Announcement or this Letter of Offer, if any, will be notified by way of issuing corrigendum/ addendum in all of the aforesaid newspapers.

1.15

The Delisting Offer is subject to the acceptance of the Discovered Price (defined below in paragraph 13.3 of this Letter of Offer), determined in accordance with the Delisting Regulations, by the Acquirers. The Acquirers may also, at their discretion, propose: (a) a price higher than the Discovered Price for the purposes of the Delisting Offer; or (b) a Counter Offer Price. Any Discovered Price that is accepted by the Acquirers for the Delisting Offer, a higher price that is offered by the Acquirers for the Delisting Offer at their discretion, or a Counter Offer Price pursuant to acceptance of the Counter Offer Price by the Public Shareholders that results in shareholding of the Promoter Group reaching 90% of the total issued and paid-up equity share capital of the Company, excluding the Equity Shares which are then held by a custodian and against which ADS have been issued, shall hereinafter be referred to as the “Exit Price”.

2	NECESSITY AND OBJECTIVE OF THE DELISTING OFFER

2.1	In the Delisting Letter, VRL specified the following as the rationale for the Delisting Offer:

a)

The Vedanta Group (the “Group”) has been pursuing a process of corporate simplification for several years, including the merger of Sterlite with Sesa Goa to form Sesa-Sterlite (subsequently renamed Vedanta Limited) in 2012, the merger of Cairn India with the Company in 2016, and the delisting of Vedanta Resources Plc (subsequently renamed Vedanta Resources Ltd) in 2018.

b)

The Group believes that a delisting of the Company is the next logical step in this simplification process and will provide the Group with enhanced operational and financial flexibility in a capital intensive business. Vedanta Group maintains its strategic priority of attaining leadership in diversified natural resources, underpinned by growth, while maintaining a flexible capital structure.

c)

The proposed delisting offer will provide public shareholders of the Company an opportunity to realize immediate and certain value for their shares at a time of elevated market volatility. The price will be determined in accordance with the reverse book building mechanism set out in the Delisting Regulations.

d)

The proposed delisting will align the Group’s capital and operational structures, streamline the process of servicing the Group’s financing obligations and significantly improve a range of important credit metrics. As a result, the transaction is expected to support an accelerated debt reduction program in the medium term and, in turn, support the Group’s highly attractive longer-term growth pipeline.

3	BACKGROUND OF THE ACQUIRERS

3.1	Vedanta Resources Limited

3.1.1

VRL was incorporated on April 22, 2003, as a private limited company under the laws of United Kingdom (company registration number 4740415). It was incorporated in the name of Angelchange Limited. Subsequently, its name was changed to Vedanta Resources Limited on June 26, 2003. VRL was re-registered as a public limited company pursuant to which its name was changed to Vedanta Resources Plc with effect from November 20, 2003. The ordinary shares of VRL got listed on the London Stock Exchange on December 5, 2003. Thereafter, on October 01, 2018, the ordinary shares of VRL were delisted from London Stock Exchange pursuant to the successful completion of the delisting offer made by Volcan Investments Limited, the holding company of VRL. On October 29, 2018, VRL was re-registered as a private limited company pursuant to which its name was changed to Vedanta Resources Limited. VRL’s registered office is located at 8th Floor, 20 Farringdon Street, London, EC4A 4AB and its corporate office is located at 4th Floor 30 Berkeley Square, London, W1J 6EX.

3.1.2

VRL is a globally diversified natural resources company and is engaged in production of aluminium, copper, zinc, lead, silver, iron ore, oil and gas and commercial energy. VRL has operations in India, Zambia, Namibia and South Africa.

3.1.3

Mr. Anil Agarwal, Mr. Navin Agarwal, Mr. Geoffrey Green, Mr. Deepak Parekh, Mr. Ravi Rajagopal and Mr. Edward Story are the directors of the VRL. As on the date of this Letter of Offer, the issued and paid-up share capital of VRL is USD 28,524,669.8 (U.S. Twenty Eight Million Five Hundred Twenty Four Thousand Six Hundred Sixty Nine point Eight only) comprising of 285,246,698 fully paid-up ordinary shares of USD 0.1 (U.S. Dollar Zero point One only) each. VRL is a subsidiary of Volcan Investments Limited.

3.1.4	The shareholding pattern of VRL as on the date of this Letter of Offer, is set out below:

Sr. No.	Name of the shareholders	No. of shares held	% of shareholding
1.	Volcan Investments Limited	18,74,88,092	65.7%
2.	Volcan Investments Cyprus Limited (a wholly owned subsidiary of Volcan Investments Limited)	9,77,58,606	34.3%

	Total	28,52,46,698	100.0%

3.1.5	The key financial information of VRL, based on its audited consolidated financial statements for financial years ended on March 31, 2020, March 31, 2019 and March 31, 2018, is set out below:

(Amount in USD million and INR crores except per share data and percentages shown)

	Financial year ended March 31, 2020		Financial year ended March 31, 2019[4]		Financial year ended March 31, 2018[5]
Particulars	USD (mm)	INR (cr.)	USD (mm)	INR (cr.)	USD (mm)	INR (cr.)
Equity Capital	29	213	29	213	30	221
Reserves	(3,292)	(24,227)	(957)	(7,042)	(360)	(2,649)
Minority Interests	5,536	40,742	6,181	45,489	6,870	50,560

Total Equity	2,273	16,728	5,253	38,660	6,540	48,132

Non-current borrowings[1]	4,909	36,128	10,524	77,451	9,734	71,637
Other non- current Liabilities	1,013	7,455	1,488	10,951	1,310	9,641
Current borrowings	10,186	74,964	5,456	40,153	5,460	40,183
Other current Liabilities	5,805	42,722	7,060	51,958	6,194	45,585

Total equity and liabilities	24,186	177,997	29,781	219,173	29,238	215,178

Fixed Assets (including Capital Work in Progress)[2]	13,357	98,301	17,909	131,801	17,919	131,875
Other non-current assets	3,028	22,285	2,999	22,071	2,122	15,617
Cash and cash equivalents	705	5,188	1,133	8,338	798	5,873
Other Current Assets	7,096	52,223	7,740	56,963	8,399	61,813

Total Assets	24,186	177,997	29,781	219,173	29,238	215,178

Revenue	11,790	86,769	13,006	95,718	15,294	112,556
Other operating income	142	1,045	225	1,656	154	1,133

Total operating income	11,932	87,814	13,231	97,374	15,448	113,689

Total expenses	13,278	97,720	11,863	87,306	12,960	95,379
(Loss)/ Profit before tax	(1,346)	(9,906)	1,368	10,068	2,488	18,310
Net tax (credit)/expense	(370)	(2,723)	611	4,497	1,013	7,455
(Loss)/ Profit after tax from continuing operations	(976)	(7,183)	757	5,571	1,475	10,855
Loss after tax from discontinued operations[3]	(771)	(5,674)	(333)	(2,451)	—	—
Net (loss)/ profit after tax	(1,747)	(12,857)	424	3,120	1,475	10,855
Attributable to equity holders of the parent	(1,568)	(11,540)	(237)	(1,745)	239	1,759
Attributable to non-controlling interests	(179)	(1,317)	661	4,865	1,236	9,096

Since the financial statements of VRL are prepared in USD (the functional currency of VRL), they have been converted into INR for the purpose of convenience of translation. USD to INR conversion has been assumed at a rate of USD 1 = INR 73.6 as on August 31, 2020 (www.fbil.com). No representation is made that the US Dollar amounts represent INR amounts or have been, could have been or could be converted into INR at such a rate or any other rate.

Note: Refer Note 2(b) of Annual financial statements for year ended March 31, 2019 and note 2(b) & 3(b) of preliminary results for year ended March 31, 2020 and March 31, 2019 respectively for details of new standards implemented and impact thereon.

[1]

In addition to the gross debt of US$ 15.1 billion (INR 111,091Cr.) as of March 31, 2020, VRL has since announced and availed total debt financing arrangements of US$3.15 billion (INR 23,182 Cr.) (including issuance of US$1.4 billion (INR 10,303 Cr.) senior secured bonds and US$1.75 billion (INR 12,879 Cr.) term loan facility) to inter alia finance the total payments to the Public Shareholders and ADS holders of the Company following the proposed delisting of the Company. (USD to INR conversion has been assumed at a rate of USD 1 = INR 73.6 as on August 31, 2020 (www.fbil.com)).

[2]	Fixed assets includes property, plant & equipment, intangible assets, exploration & evaluation assets, goodwill and leasehold land.
[3]	Loss after tax from discontinued operations represents loss with respect to KCM (Konkola Copper Mines) operations along with the loss on fair valuation of the Group’s interest in KCM.
[4]	Restated. Refer note 1(b) of preliminary results for the year ended March 31, 2020.
[5]	Financial information for financial year ended March 31, 2018 present KCM as consolidated subsidiary. Accordingly, financial information for year ended March 31, 2018 is not comparable.

Source: The financial information for financial years ended on March 31, 2020 and March 31, 2019 have been extracted from VRL’s financial statements for financial years ended on March 31, 2020 and financial information for financial year ended on March 31, 2018 has been extracted from the comparative financial information included in VRL’s financial statements for financial year ended on March 31, 2019. VRL’s annual financial statements have been prepared and presented in accordance with international financial reporting standards as adopted by the European Union.

3.1.6	As of the date of this Letter of Offer, VRL does not directly hold any Equity Shares.

3.2	Vedanta Holdings Mauritius Limited

3.2.1

VHML was incorporated on June 29, 2020 as a private limited company under the laws of Mauritius (company registration number 172883 GBC). The registered address of VHML is situated at C/o Amicorp (Mauritius) Limited, 6th Floor, Tower 1, NexTeracom Building, Ebene, Mauritius.

3.2.2	The principal activity of VHML is to carry on the business of holding investments.

3.2.3

Mr. Shakill Ahmad Toorabally and Mr. Ashwanee Ramsurrun are the directors of VHML. As on the date of this Letter of Offer, the issued and paid-up share capital of VHML is USD 1,000 (U.S. Dollars One Thousand only) comprising of 1,000 ordinary shares of USD 1 (U.S. Dollar One only) each. VHML is a wholly owned subsidiary of Vedanta Holdings Jersey Limited, which in turn is a wholly owned subsidiary of VRL.

3.2.4	The shareholding pattern of VHML as on the date of this Letter of Offer is set out below:

Sr. No.	Name of the shareholders	No. of shares held	% of shareholding
1.	Vedanta Holdings Jersey Limited	1,000	100

Total		1,000	100

3.2.5	VHML was incorporated on June 29, 2020, therefore no financial statements have been prepared by it.

3.2.6	As of the date of this Letter of Offer, VHML does not hold any Equity Shares.

3.3	Vedanta Holdings Mauritius II Limited

3.3.1

VHML II was incorporated on June 29, 2020 as a private limited company under the laws of Mauritius (company registration number 172884 GBC). The registered address of VHML II is situated at C/o Amicorp (Mauritius) Limited, 6th Floor, Tower 1, Nexteracom Building, Ebene, Mauritius.

3.3.2	The principal activity of VHML II is to carry on the business of holding investments.

3.3.3

Mr. Rajiv Mangar and Mr. Shakill Ahmad Toorabally are the directors of VHML. As on the date of this Letter of Offer, the issued and paid-up share capital of VHML II is USD 1,000 (U.S. Dollars One Thousand only) comprising of 1,000 ordinary shares of USD 1 (U.S. Dollar One only) each. VHML II is a wholly owned subsidiary of Vedanta Holdings Jersey Limited, which in turn is a wholly owned subsidiary of VRL.

3.3.4	The shareholding pattern of VHML II as on the date of this Letter of Offer is set out below:

Sr. No.	Name of the shareholders	No. of shares held	% of shareholding
1.	Vedanta Holdings Jersey Limited	1,000	100

Total		1,000	100

3.3.5	VHML II was incorporated on June 29, 2020, therefore no financial statements have been prepared by it.

3.3.6	As on the date of this Letter of Offer, VHML II does not hold any Equity Shares.

3.4

Neither the Acquirers nor any member of the Promoter Group has sold any Equity Shares during the 6 months preceding the date of the meeting of the Board i.e., May 18, 2020, wherein the Delisting Offer was approved. Further, neither the Acquirers nor any member of the Promoter Group shall sell the Equity Shares until the earlier of: (i) completion of the Delisting Offer in accordance with the Delisting Regulations; or (ii) failure of the Delisting Offer in accordance with the Delisting Regulations.

3.5

The members of the Promoter Group are not prohibited by SEBI from dealing in securities, in terms of directions issued under Section 11B of the SEBI Act, 1992 or any other regulations made under the SEBI Act, 1992.

3.6

The Acquirers hereby invite all the Public Shareholders to bid in accordance with the reverse book building process of BSE and on the terms and subject to the conditions set out herein, and/ or in the Public Announcement, the Offer Shares.

3.7	The Acquirers have, as detailed in paragraph 22 of this Letter of Offer, made available all the requisite funds necessary to fulfil the obligations of the Acquirers under the Delisting Offer.

4	BACKGROUND OF THE COMPANY

4.1

The Company was incorporated on June 25, 1965 as a private limited company under the laws of India as Sesa Goa Private Limited. The Company was converted into a public limited company pursuant to which its name was changed to Sesa Goa Limited with effect from April 16, 1981. Subsequently, the name of the Company was changed to Sesa Sterlite Limited on September 18, 2013 and further the name of the Company was changed to its present name i.e., Vedanta Limited with effect from April 21, 2015.

4.2

The Company’s registered office is located at 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400 093; Tel. no.: +91 22 6643 4500; Fax no.: +91 22 6643 4530; E-mail: comp.sect@vedanta.co.in and website: www.vedantalimited.com. The CIN of the Company is: L13209MH1965PLC291394.

4.3

The Company is a globally diversified natural resources company engaged in the business of producing oil and gas, zinc, lead, silver, copper, iron ore, steel, aluminium and power across India, South Africa, Namibia and Australia.

4.4	As on the date of this Letter of Offer, the members of the Board are:

Name and DIN	Designation as on date of Letter of Offer	Date of Appointment	No. of Equity Shares Held
Mr. Anil Agarwal DIN: 00010883	Non-Executive Director, Chairperson	April 1, 2020	Nil
Mr. Navin Agarwal DIN: 00006303	Executive Director, Vice Chairperson	August 17, 2013	Nil
Mr. K. Venkataramanan DIN: 00001647	Non-Executive Independent Director	April 1, 2017	Nil
Ms. Lalita D. Gupte DIN: 00043559	Non-Executive Independent Director	March 29, 2014	Nil
Mr. MK Sharma DIN: 00327684	Non-Executive Independent Director	June 1, 2019	Nil
Mr. UK Sinha DIN: 00010336	Non-Executive Independent Director	March 13, 2018	Nil
Ms. Priya Agarwal DIN: 05162177	Non-Executive Director	May 17, 2017	Nil
Mr. GR Arun Kumar DIN: 01874769	Whole-Time Director & Chief Financial Officer	November 22, 2016	8,000

4.5

A brief summary of the financial performance of the Company, based on its audited consolidated financial statements of the Company for the financial years ended on March 31, 2020, March 31, 2019 and March 31, 2018, are set out as below:

(Amount in INR crore except per share data)

Particulars	Financial year ended March 31, 2020	Financial year ended March 31, 2019	Financial year ended March 31, 2018
Equity capital	372	372	372
Reserves & surplus	54,263	61,925	62,940
Minority interest	17,112	15,227	15,961

Total equity	71,747	77,524	79,273

Non-current borrowings	36,724	34,721	26,789
Other non- current Liabilities	11,829	13,157	11,276
Current borrowings	13,076	22,982	21,951
Other current Liabilities	50,246	53,659	45,296

Total equity and liabilities	183,622	202,043	184,585

Fixed Assets (including Capital Work in Progress)[1]	107,489	121,356	112,334
Other non-current assets	18,613	20,859	17,137
Cash and cash equivalents[2]	12,502	8,369	5,216
Other current assets	45,018	51,459	49,898

Total assets	183,622	202,043	184,585

Particulars	Financial year ended March 31, 2020	Financial year ended March 31, 2019	Financial year ended March 31, 2018
Revenue from operations	83,545	90,901	92,011
Other operating income	902	1,147	912
Other Income	2,510	4,018	3,205
Total Income	86,957	96,066	96,128
Total Expenses	77,830	82,826	79,456
Profit before tax	9,127	13,240	16,672
Net exceptional (loss)/ gain	(17,386)	320	2,897
(Loss)/ Profit before tax after exceptional items	(8,259)	13,560	19,569
Net tax (credit)/ expense	(3,516)	3,862	5,877
(Loss)/ Profit after tax	(4,743)	9,698	13,692
Share of (Loss)/ Profit of Jointly Controlled entities	(1)	0	0
(Loss)/ Profit after tax after Share of (loss)/ profit of Jointly Controlled entities	(4,744)	9,698	13,692
Attributable to equity holders of the parent	(6,664)	7,065	10,342
Attributable to non-controlling interests	1,920	2,633	3,350
Basic EPS (INR per share)[3]	(18.0)	19.1	28.3
Diluted EPS (INR per share)[3]	(18.0)	19.0	28.2

Note: Refer Note 3(b) of Annual financial statements for the year ended March 31, 2020 and March 31, 2019 respectively, for details of new standards implemented and impact thereon.

[1]	Fixed Assets (including Capital Work in Progress) also includes Intangible assets and Exploration intangible assets under development
[2]	Cash and cash equivalent includes other bank balances
[3]

Basic EPS is calculated by dividing the profit or loss attributable to equity shareholders of the Company by the weighted average number of Equity Shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to equity shareholders and the weighted average number of Equity Shares outstanding for the effects of all dilutive potential equity shares, unless the effect is anti-dilutive.

Source: The financial information for the financial years ended March 31, 2020 and March 31, 2019 have been extracted from the Company’s audited consolidated financial statements for financial years ended on March 31, 2020 and financial information for financial year ended on March 31, 2018 have been extracted from the comparative financial information included in the Company’s audited consolidated financial statements for financial year ended on March 31, 2019. The Company’s financial statements have been prepared in accordance with the Indian Accounting Standards.

4.6

The book value for the Company, for financial year ended on March 31, 2020, is INR 89.38 (Indian Rupees Eighty Nine and Thirty Eight Paise only) per Equity Share, as extracted from the audited consolidated financial statements of the Company. The book value has been arrived at by dividing net worth of the Company (as per Section 2(57) of the Companies Act, 2013) by total number of outstanding Equity Shares as of March 31, 2020. The computation of the book value of the Company has been certified independently by Shailesh Haribhakti & Associates, chartered accountants, vide certificate dated September 02, 2020.

5	PRESENT CAPITAL STRUCTURE AND SHAREHOLDING PATTERN OF THE COMPANY

5.1

As of the date of this Letter of Offer, the authorized share capital of the Company is INR 74,12,01,00,000 (Indian Rupees Seventy Thousand Four Hundred Twelve Crore and One Lakh only) divided into 44,02,01,00,000 Equity Shares of INR 1 (Indian Rupees One only) each and 3,01,00,00,000 preference shares of INR 10/- (Indian Rupees Ten only) each. The total issued and paid-up share capital of the Company is INR 3,71,75,04,871 (Indian Rupees Three Hundred Seventy One Crore Seventy Five Lakh Four Thousand Eight Hundred Seventy One only) comprising of 3,71,75,04,871 Equity Shares of INR 1 (Indian Rupee One only) each. Out of the 3,71,75,04,871 Equity Shares, 3,08,232 Equity Shares are pending for allotment and not listed on the Stock Exchanges and hence, kept in abeyance since they are sub judice.

5.2

The Company has issued ADS which are listed on NYSE and the underlying Equity Shares, based on which such ADS have been issued, are held by Citibank N.A. as the custodian. As on the Specified Date, 3,91,24,009 ADS are outstanding which can be converted into 15,64,96,036 Equity Shares. If any of the outstanding ADS are converted into Equity Shares after the Specified Date until the Bid Closing Date, there may be a decrease in the equity shareholding percentage of the members of the Promoter Group and an increase in the equity shareholding percentage of the Public Shareholders as specified in paragraph 1.2 above. Depending upon the conversion of the ADS into Equity Shares, the Offer Shares may stand increased or decreased, as the case may be.

5.3

As on the date of this Letter of Offer, there are no outstanding instruments in the nature of warrants or fully convertible debentures or partly convertible debentures/ preference shares etc., which are convertible into Equity Shares at any later date. Also, Equity Shares held by the members of the Promoter Group are not subject to any statutory lock-in. As on the date of this Letter of Offer, the Acquirers do not directly hold any Equity Shares. The Company also does not have any partly paid-up shares outstanding. Neither the Acquirers nor the members of the Promoter Group are participating in the Delisting Offer and will not tender their Equity Shares in the reverse book building process as part of the Delisting Offer.

5.4	The total issued and paid-up capital structure of the Company as on the Specified Date, is as follows:

Paid-up Equity Shares	No. of Equity Shares/ Voting Rights		% of Share Capital/ Voting Rights
Fully paid-up Equity Shares (excluding the underlying Equity Shares based on which ADS have been issued)	3,56,10,08,835		95.79
Fully paid-up Equity Shares (including the underlying Equity Shares based on which ADS have been issued)	3,71,75,04,871		100.00
Partly paid-up Equity Shares	0		0
Total paid-up Equity Shares (excluding the underlying Equity Shares based on which ADS have been issued)	3,56,10,08,835		95.79
Total paid-up Equity Shares (including the underlying Equity Shares based on which ADS have been issued)	3,71,75,04,871	*	100.00
Total voting rights in Target Company (including the voting rights relating to underlying Equity Shares based on which the ADS have been issued)	3,71,71,96,639	*	99.99

*

Note: The total issued and paid-up equity share capital of the Company consists of 3,71,75,04,871 Equity Shares out of which, 3,08,232 Equity Shares are pending for allotment and not listed on the Stock Exchanges and hence, kept in abeyance since they are sub judice.

5.5	The shareholding pattern of the Company, as on the Specified Date is as follows:

Particulars	No. of Equity Shares		% of Total Number of Shares
			As a % of (A+B)	As a % of (A+B+C)	As a % of (A+B+C+D)
Promoter and promoter group (A)	1,86,36,18,788		52.34%	50.14%	50.13%
Public Shareholders (B)
- Mutual funds	31,63,44,363		8.88%	8.51%	8.51%
- Alternative investment funds	14,85,154		0.04%	0.04%	0.04%
- Foreign portfolio investors	65,90,02,534		18.51%	17.73%	17.73%
- Financial institutions/ banks	20,98,39,041		5.89%	5.65%	5.64%
- Insurance companies	2,62,95,947		0.74%	0.71%	0.71%
- Qualified Institutional buyers	4,82,34,083		1.35%	1.30%	1.30%
- NBFCs registered with RBI	32,117		0.00%	0.00%	0.00%
- Individuals	26,91,62,210		7.56%	7.24%	7.24%
Others
- Body corporates	10,17,57,369		2.86%	2.74%	2.74%
- Shares held by Employee Trust	1,34,33,176		0.38%	0.36%	0.36%
- Any Other (incl. Foreign bodies, clearing members, NRI, HUF, Foreign nationals, overseas corporate bodies, Trusts, IEPF)	5,14,95,821		1.45%	1.39%	1.39%
Total (A+B)	3,56,07,00,603		100.00%	95.79%	95.78%
Equity Shares held by custodian against which ADS have been issued (C )	15,64,96,036		—	4.21%	4.21%
Total ((A) + (B) + (C))	3,71,71,96,639		—	100.00%	99.99%
Shares held in Abeyance category (D)	3,08,232		—	—	0.01%
Total [(A)+(B)+(C)+(D)]	3,71,75,04,871	*	—	—	100%

*

The total issued and paid-up equity share capital of the Company consists of 371,75,04,871 Equity Shares out of which, 308,232 Equity Shares are pending for allotment and not listed on the Stock Exchanges and hence, kept in abeyance since they are sub judice.

6	STOCK EXCHANGE FROM WHICH THE EQUITY SHARES ARE SOUGHT TO BE DELISTED

6.1	The Equity Shares are currently listed and traded on the Stock Exchanges. The Equity Shares are also ‘permitted to trade’ on MSE. The ADS issued by the Company are listed on NYSE.

6.2	The Equity Shares are frequently traded in terms of Regulation 2(1)(j) of the Takeover Regulations.

6.3

The Acquirers are seeking to delist the Equity Shares from the Stock Exchanges and BSE and NSE, pursuant to their letters each dated September 28, 2020, have granted their “in-principle” approval to the Delisting Offer. If delisting of Equity Shares is successful, the ‘permitted to trade’ status given to Equity Shares by the MSE shall stand withdrawn and VRL (and/ or its subsidiaries, as may be applicable) will also delist the ADS from NYSE and deregister the Company from the SEC, subject to the requirements of the NYSE and the SEC.

6.4

No application for listing shall be made in respect of any Equity Shares which have been delisted pursuant to this Delisting Offer for a period of 5 years from the date of delisting except where a recommendation in this regard has been made by the Board for Industrial and Financial Reconstruction under the Sick Industrial Companies (Special Provisions) Act, 1985.

6.5

Any application for listing made in future by the Company after the aforementioned period in respect of delisted Equity Shares shall be deemed to be an application for fresh listing of such Equity Shares and shall be subject to the then prevailing laws relating to listing of equity shares of unlisted companies.

6.6

The Acquirers propose to acquire the Offer Shares pursuant to the reverse book building process through the Acquisition Window Facility, i.e., separate acquisition window in form of web based bidding platform provided by BSE, in accordance with the stock exchange mechanism (the “Acquisition Window Facility” or “Offer to Buy (OTB)”), conducted in accordance with the terms of the Delisting Regulations and the SEBI Circulars.

7	LIKELY POST SUCCESSFUL DELISTING OFFER SHAREHOLDING PATTERN OF THE COMPANY

7.1	The most likely post-delisting shareholding of the Company, pursuant to a successful completion of the Delisting Offer in terms of the Delisting Regulations will be as follows:

Particulars	No. of equity shares		% of total no. of shares excluding ADS (A+B)	% of total no. of shares including ADS (A+B+C)
Members of the Promoter Group (A)	3,55,81,70,831		99.92	95.71
Public shareholders (B)	28,38,004		0.08	0.08
- Vedanta Limited - unclaimed suspense account	7,21,527		0.02	0.02
- Others*	18,08,245		0.05	0.05
- Shares in abeyance category	3,08,232		0.01	0.01
Total (A+B)	3,56,10,08,835	**	100.00	95.79
Assuming full conversion of Equity Shares held by custodian against which ADS have been issued (C )	15,64,96,036			4.21
Total (A+B+C)	3,71,75,04,871	**		100.00

*	This includes sub-judice and other categories.
**

The total issued and paid-up equity share capital of the Company consists of 3,71,75,04,871 Equity Shares out of which, 3,08,232 Equity Shares are pending for allotment and not listed on the Stock Exchanges and hence, kept in abeyance since they are sub judice.

8	MANAGER TO THE DELISTING OFFER

8.1

The Acquirers have appointed J.P. Morgan India Private Limited having their registered office at J.P. Morgan Tower, Off. C.S.T. Road, Kalina Santacruz - East, Mumbai 400098 as “Manager to the Offer”. Tel. no. +91 22 6157 3000; Fax no. +91 22 6157 3911; Email: vedanta_delist@jpmorgan.com; Contact person: Mr. Shagun Gupta.

9	REGISTRAR TO THE DELISTING OFFER

9.1

The Acquirers have appointed KFin Technologies Private Limited (formerly known as Karvy Fintech Private Limited) having its registered office at Selenium Building, Tower B, Plot No. 31 & 32, Gachibowli, Financial District Nanakramguda, Serilingampally, Hyderabad, Rangareddi - 500032, Telangana, as “Registrar to the Offer”. Tel. no.: +91 040 6716 2222/ 1-800-34-54001; Fax no.: +91 040 2343 1551; Email: vedanta.delisting@kfintech.com; and Contact person: Mr. Murali Krishna.

10	DETAILS OF THE BUYER BROKER

10.1

VHML and VHML II have appointed DAM Capital Advisors Limited having its registered office at One BKC, Tower C, 15th Floor, Unit No. 1511, Bandra Kurla Complex, Bandra (East), Mumbai – 400051, as “Buyer Broker”. Tel. no.: 91-22- 4202 2584 ; Fax no.: 91-22-4202 2504; Email: rajesh@damcapital.in and Contact person: Mr. Rajesh Tekadiwala.

11	STOCK EXCHANGE DATA REGARDING THE COMPANY

11.1	The Equity Shares are frequently traded on NSE as per the definition of “frequently traded” under Regulation 2(1)(j) of the Takeover Regulations.

11.2

The high, low and average market prices in the preceding 3 financial years and the monthly high and low market prices for the 6 months preceding the date of the Letter of Offer and the corresponding volumes, on NSE (stock exchange where the Company’s Equity Shares are most frequently traded) are as follows:

Preceding 3 financial years

Period	High(1) (INR)	Low(1) (INR)	Average Price(1) (INR)
April 1, 2017 - March 31, 2018	355.7	217.8	292.8
April 1, 2018 - March 31, 2019	313.5	145.8	219.0
April 1, 2019 - March 31, 2020	195.1	60.2	148.6

Source: www.nseindia.com

Notes:

(1)	High and low price for the period are based on intra-day prices and average price is based on average of closing price.
(2)	The aforesaid figures may be slightly different than the actual figures due to rounding off.

Preceding 6 months

Period	High(1) (INR)	Low(1) (INR)	Number of Equity Shares traded in the period
March 2020	122.2	60.2	66,66,60,020
April 2020	91.0	62.2	66,37,27,258
May 2020	98.0	77.1	80,52,07,271
June 2020	113.5	92.75	60,91,66,340
July 2020	117.9	103.65	48,18,14,702
August 2020	134.7	112.7	39,70,14,983

Source: www.nseindia.com

Notes:

(1)	High and low price for the period are based on intra-day prices.
(2)	The aforesaid figures may be slightly different than the actual figures due to rounding off.

11.3

The high, low and average market prices in the preceding 3 financial years and the monthly high and low market prices for the 6 months preceding the date of the Letter of Offer and the corresponding volumes, on BSE are as follows:

Preceding 3 financial years

Period	High(1) (INR)	Low(1) (INR)	Average Price(1) (INR)
April 1, 2017 - March 31, 2018	355.7	218.0	292.7
April 1, 2018 - March 31, 2019	313.5	145.9	219.0
April 1, 2019 - March 31, 2020	195.0	60.3	148.6

Source: www.bseindia.com

Notes:

(1)	High and low price for the period are based on intra-day prices and average price is based on average of closing price.
(2)	The aforesaid figures may be slightly different than the actual figures due to rounding off.

Preceding 6 months

Period	High(1) (INR)	Low(1) (INR)	Number of Equity Shares traded in the period
March 2020	122.0	60.3	3,15,14,297
April 2020	90.8	62.4	2,65,32,387
May 2020	98.2	77.1	3,46,00,123
June 2020	113.5	92.8	4,51,86,624
July 2020	117.9	103.75	2,13,34,016
August 2020	134.7	112.5	2,19,36,358

Source: www.bseindia.com

Notes:

(1)	High and low price for the period are based on intra-day prices.

(2)	The aforesaid figures may be slightly different than the actual figures due to rounding off.

12	DETERMINATION OF THE FLOOR PRICE

12.1	The Acquirers propose to acquire the Equity Shares from the Public Shareholders pursuant to the reverse book building process established in terms of Schedule II of the Delisting Regulations.

12.2

The Equity Shares are currently listed and traded on the Stock Exchanges and have ‘permitted to trade’ status in the MSE. The scrip code and the security ID of the Company on BSE are “500295” and “VEDL”, respectively. The Equity Shares are placed under “A” group and are also part of S&P BSE 100. The symbol of the Company on NSE is “VEDL” and is part of NIFTY 500.

12.3

The annualized trading turnover based on the trading volume of the Equity Shares on BSE and NSE during the period from May 2, 2019 to April 30, 2020 (i.e., 12 calendar months prior to the month of the Stock Exchanges Notification Date) is as under:

Stock Exchange	Total shares traded	Total listed shares	Trading (as a percentage of the total listed shares) (%)
NSE	3,92,55,21,328	3,71,71,96,639	105.6%
BSE	21,45,37,897	3,71,71,96,639	5.8%

Source: Certificate dated May 18, 2020 issued by Price Waterhouse & Co LLP.

12.4	As mentioned in paragraph 11.1 of this Letter of Offer, the Equity Shares are frequently traded in terms of Regulation 2(1)(j) of the Takeover Regulations.

12.5

As required under Regulation 15(2) of the Delisting Regulations, the floor price of the Delisting Offer is required to be determined in terms of Regulation 8 of the Takeover Regulations, as may be applicable. As per the Explanation to Regulation 15(2) of the Delisting Regulations, the reference date for computing the floor price would be the date on which the recognized stock exchanges were notified of the board meeting in which the delisting proposal would be considered, i.e., May 12, 2020.

12.6	In terms of Regulation 8 of the Takeover Regulations, the floor price shall be the higher of the following:

(a)	the highest negotiated price per share of the target company for any acquisition under the agreement attracting the obligation to make a public announcement of an open offer.	Not Applicable
(b)	the volume-weighted average price paid or payable for acquisitions, whether by the acquirer or by any person acting in concert with him, during the fifty-two weeks immediately preceding the date of the public announcement.	INR 64.89*
(c)	the highest price paid or payable for any acquisition, whether by the acquirer or by any person acting in concert with him, during the twenty six weeks immediately preceding the date of the public announcement.	INR 64.89*
(d)	the volume-weighted average market price of such shares for a period of sixty trading days immediately preceding the date of the public announcement as traded on the stock exchange where the maximum volume of trading in the shares of the target company are recorded during such period, provided such shares are frequently traded.	INR 87.25*

(e)	where the shares are not frequently traded, the price determined by the acquirer and the manager to the open offer taking into account valuation parameters including, book value, comparable trading multiples, and such other parameters as are customary for valuation of shares of such companies.	Not Applicable
(f)	the per share value computed under sub-regulation (5), if applicable.	Not Applicable

* Based on certificate dated May 18, 2020 issued by Price Waterhouse & Co LLP.

12.7

The Company, on May 18, 2020, received the Floor Price Letter from VRL, providing the details of the Floor Price along with a certificate issued by Price Waterhouse & Co LLP, certifying the Floor Price for the Delisting Offer to be INR 87.25/- (Indian Rupees Eighty Seven and Twenty Five Paise only) per Equity Share determined in accordance with the Delisting Regulations. The Floor Price was notified to the Stock Exchanges as part of the outcome of the meeting of the Board held on May 18, 2020.

13	DETERMINATION OF THE DISCOVERED PRICE AND EXIT PRICE

13.1

The Acquirers propose to acquire the Offer Shares pursuant to the reverse book building process through the Acquisition Window Facility or OTB, conducted in accordance with the terms of the Delisting Regulations and the SEBI Circulars.

13.2	All Public Shareholders can tender their Offer Shares during the Bid Period as set out in paragraphs 16 and 23 of this Letter of Offer.

13.3

The minimum price per Offer Share payable by the Acquirers pursuant to the Delisting Offer shall be determined in accordance with the Delisting Regulations and will be the price at which the shareholding of the members of the Promoter Group reaches 90% of the total issued and paid-up equity share capital of the Company, excluding the Equity Shares which are then held by a custodian and against which ADS have been issued, pursuant to the reverse book building process specified in Schedule II of Delisting Regulations, which shall not be lower than the Floor Price (“Discovered Price”).

13.4

The Acquirers indicated their willingness to accept Equity Shares tendered by the Public Shareholders in the Delisting Offer at a price of INR 87.50 (Indian Rupees Eighty Seven and Fifty Paise only) per Equity Share, i.e., the Indicative Offer Price. Indicative Offer Price should in no way be construed either as an obligation/ restriction on VRL and/ or its subsidiaries to accept the Equity Shares tendered in the Delisting Offer at a price lower than, equal to or higher than the Indicative Offer Price or as a restriction on the Public Shareholders to tender the Equity Shares at price higher than the Indicative Offer Price.

13.5

The Acquirers are under no obligation to accept the Discovered Price. The Acquirers may, at their discretion, subject to the terms and conditions as set out in the Public Announcement and this Letter of Offer:

a)	accept the Discovered Price;

b)	offer a price higher than the Discovered Price; or

c)	offer a Counter Offer Price.

13.6	The “Exit Price” shall be:

a)	the Discovered Price, if accepted by the Acquirers;

b)	a price higher than the Discovered Price, if offered by the Acquirers at their discretion; or

c)

the Counter Offer Price offered by the Acquirers at their sole and absolute discretion which, pursuant to acceptance and/ or rejection by Public Shareholders, results in the shareholding of the members of the Promoter Group reaching 90% of the total issued and paid-up equity share capital of the Company, excluding the Equity Shares which are then held by a custodian and against which ADS have been issued.

13.7

The Acquirers shall announce the Discovered Price and their decision to accept or reject the Discovered Price/ offer a price higher than the Discovered Price/ offer a Counter Offer Price, as applicable, in the same newspapers in which the Public Announcement was published, in accordance with the timetable set out in paragraph 23 of this Letter of Offer.

13.8

Once the Acquirers announce the Exit Price, the Acquirers will acquire, subject to the terms and conditions set out in the Public Announcement and this Letter of Offer, all the Offer Shares validly tendered at a price not exceeding the Exit Price, for a cash consideration equal to the Exit Price for each such validly tendered Offer Share. The Acquirers will not accept Offer Shares offered at a price that exceeds the Exit Price.

13.9	If the Acquirers do not accept the Discovered Price in terms of Regulation 16 of the Delisting Regulations or the Delisting Offer fails in terms of Regulation 17 of the Delisting Regulation:

a)	the Acquirers will have no right or obligation to acquire the Offer Shares tendered in the Delisting Offer;

b)

the Acquirers, through the Manager to the Offer, will within 5 working days of closure of the Bid Period announce such rejection of the Discovered Price or failure of the Delisting Offer, through an announcement in all newspapers where the Public Announcement was published;

c)	No final application for delisting shall be made before the Stock Exchanges;

d)

The lien on the Equity Shares tendered in the Delisting Offer will be released and such Equity Shares shall be returned to the respective Public Shareholders within 10 working days from the closure of the Bid Period in accordance with Regulation 19(2)(a) of the Delisting Regulations; and

e)	The Escrow Accounts opened in accordance with Regulation 11 of the Delisting Regulations shall be closed.

14	MINIMUM ACCEPTANCE AND SUCCESS CONDITIONS TO THE DELISTING OFFER

The acquisition of Offer Shares by the Acquirers pursuant to the Delisting Offer and the successful delisting of the Company pursuant to the Delisting Offer are conditional upon:

14.1

The Acquirers deciding in their sole and absolute discretion to accept the Discovered Price or offer a price higher than the Discovered Price, or offer a Counter Offer Price which, pursuant to acceptance and/ or rejection by Public Shareholders, results in the shareholding of the members of the Promoter Group reaching 90% of the total issued and paid-up equity share capital of the Company, excluding the Equity Shares which are then held by a custodian and against which ADS have been issued. It may be noted that notwithstanding anything contained in the Public Announcement and this Letter of Offer, the Acquirers reserve the right to accept or reject the Discovered Price if it is higher than the Floor Price;

14.2

A minimum number of 1,34,12,89,164 Offer Shares being tendered at or below the Exit Price, prior to the closure of Bid Period i.e., on the Bid Closing Date, so as to cause the cumulative number of Equity Shares held by the Acquirers together with other members of the Promoter Group (as on the Specified Date, taken together with the Equity Shares acquired through the Acquisition Window Facility or OTB) to be equal to or in excess of 3,20,49,07,952 Equity Shares or such higher or lower number of Equity Shares on account of conversion of ADS into Equity Shares (up to the Bid Closing Date) as stated in paragraphs 5.2 and 1.2 of this Letter of Offer, as the case may be, constituting 90% of the total issued and paid-up equity share capital of the Company as on the Bid Closing Date;

14.3

A minimum number of Public Shareholders (i.e., 25% of number of Public Shareholders) holding Equity Shares in dematerialized mode as on May 18, 2020 shall participate in the reverse book building process, in accordance with Regulation 17(b) of the Delisting Regulations, provided that if the Acquirers along with Manager to the Offer demonstrate to the Stock Exchanges that they have delivered the Letter of Offer to all the Public Shareholders either through registered post or speed post or courier or hand delivery with proof of delivery or through email as a text or as an attachment to email or as a notification providing electronic link or uniform resource locator including a read receipt (referred to as the “Letter of Offer Delivery Requirement”), then the mandatory participation of aforementioned number of Public Shareholders is not applicable.

Pursuant to Explanation I to Regulation 17(1)(b) of the Delisting Regulations, the Letter of Offer Delivery Requirement is deemed to have been complied with if: (a) the Acquirers or the Manager to the Offer dispatch the Letter of Offer to all the Public Shareholders by registered post or speed post through the India Post and is able to provide a detailed account regarding the status of delivery of the Letter of Offer (whether delivered or not) sent through India Post; (b) the Acquirers or the Manager to the Offer are/ is unable to deliver the Letter of Offer to certain Public Shareholders by modes other than speed post or registered post of India Post, efforts should have been made to dispatch the Letter of Offer to them by speed post or registered post of India Post and is able to provide a detailed account regarding the status of delivery of the Letter of Offer (whether delivered or not) sent through India Post;

14.4	The Acquirers will obtain requisite statutory approvals, if any, required for the delisting as stated in paragraph 24 of this Letter of Offer; and

14.5

There being no amendments to the Delisting Regulations or other applicable laws or regulations or conditions imposed by any regulatory/ statutory authority/ body or order from a court or competent authority which would in the sole opinion of the Acquirers, prejudice the Acquirers from proceeding with the Delisting Offer. Provided that withdrawal of the Delisting Offer on this count shall be subject to the receipt of regulatory approvals, if any, as may be required for the same.

15	ACQUISITION WINDOW FACILITY

15.1

Pursuant to the Delisting Regulations, the Acquirers are required to facilitate tendering of the Equity Shares held by the Public Shareholders and the settlement of the same, through the stock exchange mechanism provided by SEBI. SEBI, vide SEBI Circular dated April 13, 2015 on ‘Mechanism for acquisition of shares through Stock Exchange pursuant to Tender- Offers under Takeovers, Buy Back and Delisting’ and its circular dated December 9, 2016 on ‘Streamlining the process for Acquisition of Shares pursuant to Tender-Offers made for Takeovers, Buyback and Delisting of Securities’ (the “SEBI Circulars”) sets out the procedure for tendering and settlement of Equity Shares through the Stock Exchanges (the “Stock Exchange Mechanism”).

15.2

Further, the SEBI Circulars provide that the Stock Exchanges shall take necessary steps and put in place the necessary infrastructure and systems for implementation of the Stock Exchange Mechanism and to ensure compliance with requirements of the SEBI Circulars. Pursuant to the SEBI Circulars, the Stock Exchanges have issued guidelines detailing the mechanism for acquisition of shares through Stock Exchanges.

15.3	The Acquirers have chosen Acquisition Window Facility or OTB provided by BSE as the designated stock exchange.

15.4	The cumulative quantity tendered shall be displayed on the website of BSE at specific intervals during Bid Period.

16	DATES OF OPENING AND CLOSING OF BID PERIOD

16.1

All the Public Shareholders holding Equity Shares are eligible to participate in the reverse book building process by tendering the whole or part of the Equity Shares held by them through the Acquisition Window Facility or OTB at or above the Floor Price. Any holder of the ADS will not be entitled to participate in the reverse book building process unless it converts ADS into Equity Shares.

16.2

The period during which the Public Shareholders may tender their Equity Shares pursuant to the reverse book building process (the “Bid Period”) shall commence on October 05, 2020 (the “Bid Opening Date”) and close on October 09, 2020 (the “Bid Closing Date”). During the Bid Period, Bids will be placed in the Acquisition Window Facility by the Public Shareholders through their respective stock brokers registered with BSE during normal trading hours of secondary market on or before the Bid Closing Date. Any change to the Bid Period will be notified by way of a corrigendum/ addendum in the newspapers where the Public Announcement was published.

16.3

The Public Shareholders should note that the Bids are required to be uploaded in the Acquisition Window Facility or OTB on or before the Bid Closing Date for being eligible for participation in the Delisting Offer. Bids not uploaded in the Acquisition Window Facility or OTB will not be considered for delisting purposes and will be rejected.

16.4

The Public Shareholders should submit their Bids through their respective Seller Member. Thus, Public Shareholders should not send Bids to Company/ Acquirers/ Manager to the Offer/ Registrar to the Offer.

16.5

Bids received after close of trading hours on the Bid Closing Date may not be considered for the purpose of determining the Discovered Price payable for the Equity Shares by the Acquirers pursuant to the reverse book building process.

16.6

This Letter of Offer inviting the Public Shareholders (along with necessary forms and detailed instructions) to tender their Equity Shares by way of submission of “Bids” will be dispatched as indicated in paragraph 23 of this Letter of Offer.

17	PROCEDURE FOR TENDERING

17.1

During the Bid Period, the Bids shall be placed through the Acquisition Window Facility or OTB by the Public Shareholders through their respective Seller Member during normal trading hours of the secondary market. The Seller Members can enter orders for Equity Shares which are held in dematerialized form as well as physical form.

17.2

The Letter of Offer (along with necessary forms and instructions) inviting the Public Shareholders to tender their Equity Shares to the Acquirers will be dispatched to the Public Shareholders by the Acquirers whose names appear on the register of members of the Company and to the owner of the Equity Shares whose names appear as beneficiaries on the records of the respective depositories at the close of business hours on the Specified Date (as indicated in paragraph 23 of this Letter of Offer).

17.3	For further details on the schedule of activities, please refer to paragraph 23 of this Letter of Offer.

17.4

In the event of an accidental omission to dispatch the Letter of Offer or non-receipt of the Letter of Offer by any Public Shareholder, such Public Shareholder may obtain a copy of the Letter of Offer by writing to the Registrar to the Offer at their address given in paragraph 9 of this Letter of Offer, clearly marking the envelope “Vedanta Limited - Delisting Offer 2020”. Alternatively, the Public Shareholders may obtain copies of the Letter of Offer from the website of the Stock Exchanges i.e., www.bseindia.com and www.nseindia.com, or, from the website of the Registrar to the Offer, at www.kfintech.com.

17.5	Procedure to be followed by Public Shareholders holding Offer Shares in dematerialized form

a)

Public Shareholders who desire to tender their Offer Shares in the electronic form under the Delisting Offer would have to do so through their respective Seller Member by indicating the details of the Offer Shares they intend to tender under the Delisting Offer. The Public Shareholders should not send Bids to the Company/ Acquirers/ Manager to the Offer/ the Registrar to the Offer.

b)

After the Bids have been placed by the Public Shareholders, the Bids will be transferred to the respective Seller Member’s pool account, who will in-turn tender the Offer Shares to the early pay-in mechanism of the Clearing Corporation.

c)	The details of settlement number shall be informed in the issue opening circular/ notice that will be issued by BSE/ Clearing Corporation before the Bid Opening Date.

d)

For custodian participant orders for Equity Shares in dematerialized form, early pay-in is mandatory prior to confirmation of the relevant order by the custodian. The custodian shall either confirm or reject the orders not later than the closing of trading hours on the last day of the Bid Period. Thereafter, all unconfirmed orders shall be deemed to be rejected. For all confirmed custodian participant orders, any modification to an order shall be deemed to revoke the custodian confirmation relating to such order and the revised order shall be sent to the custodian again for confirmation.

e)

Upon placing the Bid, a Seller Member shall provide a TRS generated by the exchange bidding system to the Public Shareholder. The TRS will contain the details of the order submitted such as Bid ID No., DP ID, Client ID, no. of Offer Shares tendered and price at which the Bid was placed.

f)	Please note that submission of Bid Form and TRS is not mandatorily required in case of Equity Shares held in dematerialised form.

g)	The Clearing Corporation will hold in trust the Offer Shares until the Acquirers complete their obligations under the Delisting Offer in accordance with the Delisting Regulations.

h)

The Public Shareholders will have to ensure that they keep the DP account active and unblocked to receive credit in case of return of Equity Shares due to rejection. Further, Public Shareholders will have to ensure that they keep the saving account attached with the DP account active and updated to receive credit remittance due to acceptance of Offer Shares tendered by them.

i)

In case of non-receipt of the Letter of Offer/ Bid Form, Public Shareholders holding Equity Shares in dematerialized form can make an application in writing on plain paper, signed by the respective Public Shareholder, stating name and address, Client ID, DP name/ ID, beneficiary account number and number of Equity Shares tendered for the Delisting Offer. Public Shareholders will be required to approach their respective Seller Member and have to ensure that their Bid is entered by their Seller Member in the electronic platform to be made available by BSE before the Bid Closing Date.

17.6	Procedure to be followed by Public Shareholders holding Offer Shares in physical form

a)

The Public Shareholders who hold Offer Shares in physical form and intend to participate in the Delisting Offer will be required to approach their respective Seller Member along with the complete set of documents for verification procedures to be carried out including as below:

i.	original share certificate(s);

ii.

valid share transfer form(s) duly filled and signed by the transferors (i.e., by all registered shareholders in the same order and as per the specimen signatures registered with the Company) and duly witnessed at the appropriate place authorizing the transfer. Attestation, where required, (thumb impressions, signature difference, etc.) should be done by a magistrate/ notary public/ bank manager under their official seal;

iii.	self-attested PAN card copy (in case of joint holders, PAN card copy of all transferors);

iv.	Bid Form duly signed (by all Public Shareholders in cases where Offer Shares are held in joint names) in the same order in which they hold the Offer Shares;

v.

any other relevant documents such as power of attorney, corporate authorization (including board resolution/ specimen signature), notarized copy of death certificate and succession certificate or probated will, if the original shareholder has deceased, etc., as applicable. In addition, if the address of the Public Shareholder has undergone a change from the address registered in the register of members of the Company, the Public Shareholder would be required to submit a self-attested copy of proof of address consisting of any one of the following documents: valid aadhar card, voter identity card or passport;

vi.	Declaration by joint holders consenting to tender Offer Shares in the Delisting Offer, if applicable, and

vii.	FATCA and CRS forms for individual/ non individual shareholders.

b)

Upon placing the Bid, the Seller Member shall provide a TRS generated by the exchange bidding system to the Public Shareholder. The TRS will contain the details of the order submitted such as folio no., certificate no., distinctive no., no. of Offer Shares tendered and the price at which the Bid was placed.

c)

The Seller Member/ Public Shareholder should ensure the documents (as mentioned in this paragraph 17.6(a) of this Letter of Offer) above are delivered along with TRS either by registered post or courier or by hand delivery to the Registrar to the Offer (at the address mentioned in paragraph 9 of this Letter of Offer) within 2 days of bidding by the Seller Member. The envelope should be marked as “Vedanta Limited - Delisting Offer 2020”.

d)

Public Shareholders holding Offer Shares in physical form should note that the Offer Shares will not be accepted unless the complete set of documents is submitted. Acceptance of the Offer Shares by the Acquirers shall be subject to verification of documents. The Registrar to the Offer will verify such Bids based on the documents submitted on a daily basis and until such time as BSE shall display such Bids as ‘unconfirmed physical bids’. Once, the Registrar to the Offer confirms the Bids, it will be treated as ‘confirmed bids’. Bids of Public Shareholders whose original share certificate(s) and other documents (as mentioned in this paragraph 17.6(a) of this Letter of Offer) along with TRS are not received by the Registrar to the Offer 2 days after the Bid Closing date shall liable to be rejected.

e)

In case of non-receipt of the Letter of Offer/ Bid Form, Public Shareholders holding Offer Shares in physical form can make an application in writing on plain paper, signed by the respective Public Shareholder, stating name and address, folio no., share certificate no., no. of Offer Shares tendered for the Delisting Offer and the distinctive nos. thereof, enclosing the original share certificate(s) and other documents (as mentioned in this paragraph 17.6(a) of this Letter of Offer). Public Shareholders will be required to approach their respective Seller Member and have to ensure that their Bid is entered by their Seller Member in the electronic platform to be made available by BSE, before the Bid Closing Date.

f)

The Registrar to the Offer will hold in trust the share certificate(s) and other documents (as mentioned in this paragraph 17.6(a) of this Letter of Offer) until the Acquirers complete their obligations under the Delisting Offer in accordance with the Delisting Regulations.

g)	Please note that submission of Bid Form and TRS along with original share certificate(s) is mandatorily required in case of Equity Shares held in physical form.

17.7

If the Public Shareholders do not have any stock broker registered with BSE, then those Public Shareholders can approach any stock broker registered with BSE and can make a bid by using quick UCC facility through that stock broker registered with BSE after submitting the details as may be required by the stock broker in compliance with the applicable SEBI regulations.

17.8

Public Shareholders, who have tendered their Offer Shares by submitting Bids pursuant to the terms of the Public Announcement and this Letter of Offer, may withdraw or revise their Bids upwards not later than 1 day before the Bid Closing Date. Downward revision of Bids shall not be permitted. Any such request for revision or withdrawal of the Bids should be made by the Public Shareholder through their respective Seller Member, through whom the original Bid was placed, not later than 1 day before the Bid Closing Date. Any such request for revision or withdrawal of Bids received after normal trading hours of the secondary market 1 day before the Bid Closing Date will not be accepted. Any such request for withdrawal or upward revision should not be made to the Company/ Acquirers/ Registrar to the Offer/ Manager to the Offer.

17.9	The cumulative quantity tendered shall be made available on BSE’s website i.e., www.bseindia.com throughout the trading session and will be updated at specific intervals during the Bid Period.

17.10

The Offer Shares to be acquired under the Delisting Offer are to be acquired free from all liens, charges, and encumbrances and together with all rights attached thereto. Offer Shares that are subject to any lien, charge or encumbrances are liable to be rejected.

17.11	Public Shareholders holding Offer Shares under multiple folios are eligible to participate in the Delisting Offer.

17.12

In terms of Regulation 16(1A) of the Delisting Regulations, the Acquirers are entitled (but not obligated) to make a counter offer at the Counter Offer Price (i.e., a price to be intimated by the Acquirers, which is lower than the Discovered Price but not less than the book value of the Company as certified by a merchant banker), at their sole and absolute discretion. The counter offer is required to be announced by issuing a public announcement of counter offer (“Counter Offer PA”) within 2 working days of the Bid Closing Date. The Counter Offer PA will contain inter alia details of the Counter Offer Price, the book value per Equity Share, the revised schedule of activities and the procedure for participation and settlement in the counter offer. In this regard, Public Shareholders are requested to note that, if a counter offer is made:

a)

All Offer Shares tendered by Public Shareholders during the Bid Period and not withdrawn as per paragraph 17.12(b) below, along with Offer Shares which are additionally tendered by them during the counter offer, will be considered as having been tendered in the counter offer at the Counter Offer Price.

b)

Public Shareholders who have tendered Offer Shares during the Bid Period and thereafter wish to withdraw from participating in the counter offer (in part or full) have the right to do so within 10 working days from the date of issuance of the Counter Offer PA. Any such request for withdrawal should be made by the Public Shareholder through their respective Seller Member through whom the original Bid was placed. Any such request for withdrawal received after normal trading hours of the secondary market on the 10th working day from the date of issuance of the Counter Offer PA will not be accepted.

c)

Offer Shares which have not been tendered by Public Shareholder during the Bid Period can be tendered in the counter offer in accordance with the procedure for tendering that will be set out in the Counter Offer PA.

18	METHOD OF SETTLEMENT

Upon	finalization of the basis of acceptance as per the Delisting Regulations:

18.1	The settlement of trades shall be carried out in the manner similar to settlement of trades in the secondary market.

18.2

The Acquirers shall pay the consideration payable towards purchase of the Offer Shares accepted during the Delisting Offer, to the Buyer Broker who in turn will transfer the funds to the Clearing Corporation, on or before the pay-in date for settlement as per the secondary market mechanism. For the Offer Shares acquired in dematerialised form, the Public Shareholders will receive the consideration in their bank account attached to the depository account from the Clearing Corporation. If bank account details of any Public Shareholder are not available or if the fund transfer instruction is rejected by the RBI or the relevant bank, due to any reason, then the amount payable to the relevant Public Shareholder will be transferred to the concerned Seller Members for onward transfer to such Public Shareholder. For the Offer Shares acquired in physical form, the Clearing Corporation will release the funds to the Seller Member as per the secondary market mechanism for onward transfer to Public Shareholders.

18.3

In case of certain client types viz. non-resident Indians, non-resident clients etc. (where there are specific RBI and other regulatory requirements pertaining to funds pay-out) who do not opt to settle through custodians, the funds pay-out will be given to their respective Seller Member’s settlement accounts for releasing the same to their respective Public Shareholder’s account onward. For this purpose, the client type details will be collected from the depositories whereas funds pay-out pertaining to the bids settled through custodians will be transferred to the settlement bank account of the custodian, each in accordance with the applicable mechanism prescribed by BSE and the Clearing Corporation from time to time.

18.4

The Offer Shares acquired in dematerialised form would either be transferred directly to the account of either of the Acquirers provided it is indicated by the Buyer Broker or it will be transferred by the Buyer Broker to the account of either of the Acquirers on receipt of the Offer Shares pursuant to the clearing and settlement mechanism of BSE. Offer Shares acquired in physical form will be transferred directly to VHML by the Registrar to the Offer.

18.5

In case of rejected dematerialised Offer Shares, if any, tendered by the Public Shareholders, the same would be transferred by the Clearing Corporation directly to the respective Public Shareholder’s DP account, as part of the exchange pay-out process. If the securities transfer instruction is rejected in the depository system, due to any issue then such securities will be transferred to the Seller Member’s depository pool account for onward transfer to the eligible shareholder. The Seller Member/ custodian participants would return these unaccepted Offer Shares to their respective clients (i.e., the relevant Public Shareholder(s)) on whose behalf the Bids have been placed. Offer Shares tendered in physical form will be returned to the respective Public Shareholders directly by Registrar to the Offer.

18.6

The Seller Member would issue a contract note and pay the consideration to the respective Public Shareholder whose Offer Shares are accepted under the Delisting Offer. The Buyer Broker would also issue a contract note to the Acquirers for the Offer Shares accepted under the Delisting Offer.

18.7

Public Shareholders who intend to participate in the Delisting Offer should consult their respective Seller Member for payment of any cost, charges and expenses (including brokerage) that may be levied by the Seller Member upon the Public Shareholders for tendering their Offer Shares in the Delisting Offer (secondary market transaction). The consideration received by the Public Shareholders from their respective Seller Member, in respect of accepted Offer Shares, could be net of such costs, charges and expenses (including brokerage) and the Acquirers, the Company, the Manager to the Offer and the Registrar to the Offer accept no responsibility to bear or pay such additional cost, charges and expenses (including brokerage) incurred by the Public Shareholders.

19	PERIOD FOR WHICH THE DELISTING OFFER SHALL BE VALID

19.1

The Public Shareholders may submit their Bids to the Seller Member during the Bid Period. Additionally, once the Equity Shares have been delisted from the Stock Exchanges, the Public Shareholders who either do not tender their Equity Shares in the Delisting Offer or whose Offer Shares have not been acquired by the Acquirers because the price quoted by them was higher than the Exit Price (the “Residual Public Shareholders”) may offer their Offer Shares for sale to the Acquirers at the Exit Price for a period of 1 year following the date of the delisting of the Equity Shares from the Stock Exchanges (“Exit Window”). A separate offer letter in this regard will be sent to these Residual Public Shareholders explaining the procedure for tendering their Offer Shares. Such Residual Public Shareholders may tender their Offer Shares by submitting the required documents to the Registrar to the Offer during the Exit Window.

20	PROCESS FOR ADS HOLDERS

20.1

In accordance with the Delisting Regulations, the holders of ADS (and ADRs evidencing the ADS, if applicable) will not be entitled to participate in the Delisting Offer, unless they convert their ADS into Equity Shares.

20.2

ADS holders who present their ADS (or ADRs, if applicable) for cancellation to the depositary (i.e., Citibank, N.A., (“Depositary”)) will be able to take possession of the corresponding Equity Shares in book-entry form only and, as a result, they must have, or must establish, a custodian or brokerage (demat) account in India to receive such Equity Shares prior to presenting their ADS to the Depositary for cancellation. Establishing such custodian or brokerage (demat) account may be subject to delay as a result of operational procedures and as the opening of such account may be subject to regulatory approvals in India.

20.3

Please be advised that if any ADS holder converts its ADS into Equity Shares, and the Delisting Offer fails for any reason, there is no assurance that such holder would be able to deposit its Equity Shares and obtain ADS. Issuance of ADS against deposit of Equity Shares is subject to various requirements as set forth in the ADR Deposit Agreement. In particular, in accordance with applicable regulations of the RBI and the Ministry of Finance, the Depositary will only be able to accept Equity Shares for deposit into the ADS facility to the extent that there have previously been withdrawals of Equity Shares.

21	DELISTING AMERICAN DEPOSITARY SHARES FROM NYSE AND TERMINATION OF ADR PROGRAMME

21.1

If the Delisting Offer is successful, the Company intends to delist its ADS from NYSE and terminate its ADR programme and the ADR Deposit Agreement. The Company will continue to be subject to reporting obligations under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) until such time as it can terminate its registration under the Exchange Act.

21.2

Upon the determination and / or acceptance of the Exit Price by the Acquirers, the Company intends to provide a notice to the NYSE announcing its intention to delist its ADS from the NYSE. On or about the 10th day after giving the delisting notice, the Company intends to file a Form 25 with the SEC to effect the delisting from the NYSE. The delisting will become effective 10 days after such filing.

21.3

Simultaneously with giving delisting notice to the NYSE, the Company intends to give a notice to the Depositary of the termination of the ADR programme and the ADR Deposit Agreement. Depositary shall thereafter distribute notice of such termination to the ADS holders at least 30 days prior to the date of such termination. The termination of the ADR Deposit Agreement will become effective 30 days from the date of distribution of such notice (“Programme Termination Date”).

21.4

As a result of such termination, ADS holders will have until 30 days from the Programme Termination Date to decide whether to retain their interest in the Equity Shares. At any time until 30 days from the Programme Termination Date, each ADS holder shall be entitled, subject to the terms and conditions of the ADR Deposit Agreement, to surrender its ADS and to obtain the delivery of the Equity Shares relative to each ADS held by it, upon payment by the holder of any sums payable to the Depositary or to the custodian in connection therewith for such delivery of Equity Shares. As described above under paragraph 20.2 of this Letter of Offer, ADS holders who present their ADS (or ADRs, if applicable) for cancellation will be able to take possession of the corresponding Equity Shares in book-entry form only and, as a result, they must have, or establish, a custodian or brokerage (demat) account in India to receive such Equity Shares prior to presenting their ADS to the Depositary for cancellation. As each ADS represents 4 Equity Shares, an ADS holder will receive 4 Equity Shares for each ADS which is surrendered by the holder to the Depositary for cancellation. Further, as described above in paragraph 19.1 of this Public Announcement, ADS holders who present their ADS (or ADRs if applicable) for cancellation and receive Equity Shares at any time prior to the 30th day after the Program Termination Date may offer their Equity Shares for sale to the Acquirers at the Exit Price for a period of 1 year following the date of the delisting of the Equity Shares from BSE and NSE.

21.5

In the case of ADS holders who do not present their ADS (or ADRs if applicable) for cancellation prior to the 30th day after the Program Termination Date, starting on or about 30 days after the Programme Termination Date, the Depositary may arrange for the sale of the Equity Shares and shall after such sale hold un-vested net proceeds of such sale, together with any other cash then held by it under the ADR Deposit Agreement, in an un-segregated account and without liability for interest for the pro-rata benefit of the holders whose ADS have not theretofore been surrendered. The Depositary will promptly remit the net proceeds to the holders of ADS then outstanding the payment mechanism of DTC. The ADS (and the ADRs, if applicable) will be deemed cancelled and terminated from the date of the cancellation of the ADS resulting from the sale of the Equity Shares represented by the ADS.

21.6

Failure to present ADS for cancellation within 30 days after the Programme Termination Date will have significant adverse Indian tax consequences as a result of the forced sale of the Equity Shares on deposit after that date. Please be advised that the proceeds from the sale of the Equity Shares by the Depositary will be subject to Indian withholding taxes of up to 43.68%. ADS holders should consult their tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state and local, foreign and other tax consequences to them of the ownership and disposition of ADS or Equity Shares.

21.7	Holders of ADRs will be required to present and surrender their physical certificates to the Depositary in order to receive payment.

21.8

After remitting the net proceeds to the holders of ADS, the Depositary shall be discharged from all obligations under the ADR Deposit Agreement except as may be required at law in connection with the termination of the ADR Deposit Agreement.

21.9	For the delisting from the NYSE and termination of the ADR programme, the schedule of activity is expected be as set out below:

Activity	Date
Notice of delisting to NYSE	T-3
Notice of termination of ADR Deposit Agreement to the Depositary	T-3
Press release announcing the delisting notice and termination notice	T-3
Notice of termination of ADR Deposit Agreement is distributed by the Depositary to ADS holders	T
File Form 25 with SEC	T+7
Effective Date of delisting of ADRs from NYSE	T+17
Effective Date of termination of ADR Deposit Agreement	T+30
Last Date for ADS holders to convert ADRs into Equity Shares	T+60
Depositary to sell Equity Shares underlying the ADS that have not been surrendered	T+61 or soon thereafter
Depositary to remit net proceeds to ADS holders	Expected to be approximately 4 weeks following the sale described in the immediately preceding row

21.10	In summary, ADS holders may

21.10.1	sell their ADS in the market on the NYSE until they are delisted;

21.10.2	sell their ADS in over-the-counter trading following delisting and prior to the 30th day after the Programme Termination Date;

21.10.3

surrender their ADS (or their ADRs, as applicable) to the Depositary for cancellation and receive 4 Equity Shares for every ADS surrendered, either (a) prior to the Bid Closing Date for being eligible to participate in the Delisting Offer; or (b) after the Bid Closing Date but at any point until 30 days after the Programme Termination Date, in which case if the Delisting Offer is successful then as described above in paragraph 19.1 of this Letter of Offer, such ADS holder may offer its Equity Shares for sale to the Acquirers at the Exit Price for a period of 1 year following the date of the delisting of the Equity Shares from BSE and NSE, or

21.10.4

take no action or otherwise still hold ADS after 30 days after the Programme Termination Date, in which case the Depositary will attempt to sell underlying Equity Shares that it still holds and distribute the cash proceeds pro-rata to the remaining ADS holders, less fees and taxes as described in paragraph 21.5 of this Letter of Offer.

21.11

The Company’s ADR programme is a sponsored level III listing which grants the holders voting rights and pays dividends to the ADS holders equivalent to the exchange-rate and ADR-ratio adjusted dividend paid to the underlying Equity Shares holders. Following termination, if an ADS holder chooses to hold the underlying Equity Shares instead of the ADR then they will continue to receive dividends and maintain their voting rights on each Equity Share held.

21.12

In order to deregister the Equity Shares with the SEC, following the delisting of the Equity Shares from the BSE and NSE and the delisting of the ADS from NYSE, the Company must have less than 300 shareholders. The Company believes that terminating its ADR programme and delisting its Equity Shares from Stock Exchanges will result in a decrease in the number of shareholders such that it can deregister at a later date. There is a minimum 12 month waiting period between termination of the ADR programme and deregistering from the SEC, after which the Company will still need to prove that the Company has less than 300 shareholders in order to deregister.

21.13

Following deregistration of the Equity Shares with the SEC, the Company’s SEC reporting obligations (including the requirements of the Sarbanes-Oxley Act) would cease. Reporting obligations currently include filing of Form 20-F annually and Form 6-Ks for material announcements.

22	DETAILS OF THE ESCROW ACCOUNTS

22.1

The estimated consideration payable under the Delisting Regulations, being the Floor Price of INR 87.25/- (Indian Rupees Eighty Seven and Twenty Five Paise only) per Equity Share multiplied by the number of the Equity Shares held by the Public Shareholders as on the Specified Date, i.e., September 25, 2020, is INR 14,809.73 Crore (“Escrow Amount”). The Escrow Amount has been deposited by VHML and VHML II in the manner set out below..

22.2

In accordance with Regulation 11 of the Delisting Regulations VRL, VHML, VHML II, Axis Bank Limited, a scheduled commercial bank and a banker to an issue registered with SEBI (“Escrow Bank”), and the Manager to the Offer have entered into an escrow agreement dated September 19, 2020 pursuant to which (a) VHML has opened an escrow account in the name of “Vedanta Holdings Mauritius Limited-Escrow Account” with the Escrow Bank at their branch at Gurgaon (“Escrow Account 1”); and (b) VHML II has opened an escrow account in the name of “Vedanta Holdings Mauritius II Limited-Escrow Account” with the Escrow Bank at their branch at Gurgaon (“Escrow Account 2”) (collectively “Escrow Accounts”).

22.3

VHML has provided a bank guarantee of INR 4,550 Crore issued by Standard Chartered Bank pursuant to the bank guarantee letter dated September 28, 2020 (“Bank Guarantee”), in favour of the Manager to the Offer and VHML II has deposited an amount of INR 10,299.80 Crore in Escrow Account 2 in cash, which together with the Bank Guarantee is for an aggregate amount of INR 14,849.80 Crore which covers 100% of the Escrow Amount.

22.4

On determination of the Exit Price and making of the public announcement under Regulation 18 of the Delisting Regulations, the Acquirers shall ensure compliance with Regulation 11(2) of the Delisting Regulations. In the event that the ADS holders choose to convert the ADS into Equity Shares, the Acquirers shall forthwith deposit additional sum in the Escrow Accounts to the extent necessary to pay the consideration payable to such ADS holders.

22.5

In the event that the Acquirers accept the Discovered Price or offers a price higher than the Discovered Price or the Counter Offer Price is accepted in accordance with the Delisting Regulations, the Acquirers shall forthwith deposit additional sum in the Escrow Accounts to the extent necessary to pay Public Shareholders at the Exit Price. In such a case, the Acquirers shall also ensure that either (i) the Bank Guarantee remains valid until the expiry of the Exit Window; or (ii) deposit additional sum in the Escrow Accounts to the extent necessary to pay balance Public Shareholders at the Exit Price.

22.6

Further, the Escrow Bank will open special accounts (“Special Accounts”) on the instructions of VHML, VHML II and the Manager to the Offer, which shall be used for payment to the Public Shareholders who have validly tendered Offer Shares in the Delisting Offer. The Manager to the Offer shall instruct the Escrow Bank to transfer the requisite amount to the Special Accounts.

23	SCHEDULE OF ACTIVITIES

For the process of the Delisting Offer, the schedule of activity will be set out below:

Activity	Date	Day
Specified Date for determining the names of shareholders to whom the Letter of Offer shall be sent@	September 25, 2020	Friday
Date of receipt of BSE in-principle approval	September 28, 2020	Monday
Date of receipt of NSE in-principle approval	September 28, 2020	Monday
Date of publication of the Public Announcement	September 29, 2020	Tuesday
Last date for dispatch of Letter of Offer/ Bid Forms to Public Shareholders as of Specified Date	October 01, 2020	Thursday
Bid Opening Date (bid starts at market hours)	October 05, 2020	Monday
Last Date for upward revision or withdrawal of bids	October 08, 2020	Thursday
Bid Closing Date (bid closes at market hours)	October 09, 2020	Friday
Last date for announcement of counter offer	October 13, 2020	Tuesday
Last date for announcement of Discovered Price/ Exit Price and the Acquirers’ acceptance/ non-acceptance of Discovered Price/ Exit Price*	October 16, 2020	Friday
Proposed date for payment of consideration to Public Shareholders and/ or return of Equity Shares to Public Shareholders** in case of Bids not being accepted/ failure of the Delisting Offer	October 23, 2020	Friday

@

The Specified Date is only for the purpose of determining the names of the Public Shareholders to whom the Letter of Offer will be sent. However, all Public Shareholders, who are eligible to participate in the Delisting Offer, can submit their Bids in Acquisition Window Facility or OTB through their respective Seller Member during the Bid Period. Changes to the proposed timeline, if any, will be notified to Public Shareholders by way of a public announcement in the same newspapers where the Public Announcement is published.

*	This is an indicative date and the announcement may be made on or before October 16, 2020, being the fifth working day from the Bid Closing Date.

**	Subject to the acceptance of the Discovered Price or offer of an Exit Price higher than the Discovered Price by the Acquirers

Notes: (1) All dates are subject to change and depend on obtaining the requisite statutory and regulatory approvals, as may be applicable. Changes to the proposed timetable, if any, will be notified to the Public Shareholders by way of corrigendum/ addendum in all the newspapers in which the Public Announcement has appeared; and (2) Last date of payment is subject to the acceptance of the Discovered Price by the Acquirer.

24	STATUTORY APPROVALS

24.1

The Public Shareholders have accorded their consent by way of a special resolution passed through postal ballot on June 24, 2020, i.e., the last date specified for remote e-voting. The results of the postal ballot were announced on June 25, 2020 and the same were intimated to the Stock Exchanges.

24.2	BSE and NSE have given their in-principle approval for delisting of the Equity Shares pursuant to their letters each dated September 28, 2020.

24.3

To the best of the Acquirers’ knowledge, as of the date of this Letter of Offer, there are no other statutory or regulatory approvals required to acquire the Offer Shares and implement the Delisting Offer, other than as indicated above. If any statutory or regulatory approvals become applicable, the acquisition of Offer Shares by the Acquirers and the Delisting Offer will be subject to receipt of such statutory or regulatory approvals.

24.4

If the shareholders who are not persons resident in India (including non-resident Indians, overseas corporate bodies and foreign portfolio investors) had required any approvals (including from the RBI or any other regulatory body) in respect of the Equity Shares held by them, they will be required to submit such previous approvals, that they would have obtained for holding the Equity Shares, to tender the Equity Shares held by them in this Delisting Offer, along with the other documents required to be submitted to along with the Bid. In the event such approvals are not submitted, the Acquirers reserve the right to reject such Equity Shares tendered in the Delisting Offer.

24.5

It shall be the responsibility of the Public Shareholders tendering Offer Shares in the Delisting Offer to obtain all requisite approvals (including corporate, statutory or regulatory approvals), if any, prior to tendering the Offer Shares held by them in the Delisting Offer, and the Company/ Acquirers/ Manager to the Offer/ Registrar to the Offer shall take no responsibility for the same. The Public Shareholders should attach a copy of any such approval(s) to the Bid Form, wherever applicable.

24.6

The Acquirers reserve the right not to proceed with or withdraw the Delisting Offer in the event the conditions mentioned in paragraph 14 of this Letter of Offer are not fulfilled or if the approvals indicated above are not obtained or conditions which the Acquirers consider in their sole discretion to be onerous, are imposed in respect of such approvals.

24.7

In the event that receipt of the statutory or regulatory approvals are delayed, changes to the proposed timetable, if any, will be notified to the Public Shareholders by way of a corrigendum/ addendum to this Letter of Offer in the same newspapers in which the Public Announcement was made.

25	NOTES ON TAXATION

25.1

Under current Indian tax laws and regulations, capital gains arising from the sale of equity shares of an Indian company are generally taxable in India. Capital gain arising from sale of listed equity shares in a company made on a recognized stock exchange on or after October 1, 2004 and on which STT was paid at the time of sale, was earlier exempt from tax provided that the shares were held for more than 12 months. The Finance Act 2017 had amended the IT Act to provide that the said exemption was available only if STT is paid both at the time of purchase and sale of such shares, subject to certain exceptions notified by the central government.

25.2

The Finance Act, 2018 has withdrawn the above capital gains tax exemption with effect from April 1, 2018 for any transfer of listed equity shares in a company, held for more than 12 months, on a recognized stock exchange occurring on or after April 1, 2018, the capital gains exceeding INR 1,00,000 (Indian Rupees One Lakh only) are now taxable at a rate of 10%, subject to satisfaction of certain conditions. Further, if investments were made on or before January 31, 2018, a method of determining the cost of acquisition of such investments has been specifically laid down.

25.3

STT will be levied on and collected by a domestic stock exchange on which the equity shares are sold. Further, any gain realized on the sale of listed equity shares held for a period of 12 months or less which are sold, will be subject to short term capital gains tax @ 15% provided the transaction is chargeable to STT.

25.4	Tax deduction at source:

25.4.1

In case of resident shareholders: In absence of any specific provision under the IT Act, the Acquirer(s) shall not deduct tax on the consideration payable to resident shareholders pursuant to the Delisting Offer.

25.4.2

In case of non-resident shareholders: Under the existing Indian tax laws, any sum paid to a non- resident which is chargeable to tax under the provisions of IT Act is subject to deduction of tax at source, except for capital gains realized by the foreign portfolio investors or such gains/ income which are exempt from tax. Since the acquisition of Offer Shares pursuant to the delisting process is through the stock exchange mechanism, the Acquirers will not be able to withhold any taxes, and thus, the Acquirers believe that the responsibility of withholding/ discharge of the taxes due on such gains (if any) is solely on the custodians/ authorized dealers/ non-resident shareholders – with no recourse to the Acquirers and/ or persons acting in concert with them.

25.4.3

It is therefore important that the non-resident shareholders consult their custodians/ authorized dealers/ tax advisors appropriately and immediately pay taxes in India (either through deduction at source or otherwise). In the event the Acquirers and/ or persons acting in concert with them are held liable for the tax liability of the shareholder, the same shall be to the account of the shareholder and to that extent the Acquirers and/ or persons acting in concert with them are entitled to be indemnified.

25.5

Post delisting, the Equity Shares would be treated as unlisted shares and therefore, capital gain on sale of such unlisted Equity Shares (held for more than 24 months) would be taxable at 20% for residents in India and at 10% for non-resident in India. For Offer Shares held for 24 months or less, capital gain would be taxable at ordinary rate applicable for the shareholder. The provision of gains up to January 31, 2018 being grandfathered would not be applicable and therefore the cost of acquisition for Residual Public Shareholders would be price paid by Residual Public Shareholder for acquisition of Offer Shares. Please note while the resident shareholders are allowed the benefit of indexation on their original cost of acquisition, no such benefit is applicable for non-resident shareholders.

25.6

On purchase of Offer Shares from non-resident Residual Public Shareholders, the Acquirers would be required to deduct tax at source from the sale consideration unless the Residual Public Shareholder obtains a nil deduction certificate from the tax authorities and furnish the same to the payor prior to the remittance of the sale consideration. The amount of taxes deducted and deposited by the Acquirers can be claimed as credit by the Residual Public Shareholder against its final tax liability.

25.7	The above tax rates are subject to applicable rate of surcharge, health and education cess. The tax rate and other provisions may undergo changes.

25.8

SHAREHOLDERS ARE ADVISED TO CONSULT THEIR TAX ADVISORS FOR THE TREATMENT THAT MAY BE GIVEN BY THEIR RESPECTIVE INCOME TAX ASSESSING AUTHORITIES IN THEIR CASE, AND THE APPROPRIATE COURSE OF ACTION THAT THEY SHOULD TAKE. THE JUDICIAL AND THE ADMINISTRATIVE INTERPRETATIONS THEREOF, ARE SUBJECT TO CHANGE OR MODIFICATION BY SUBSEQUENT LEGISLATIVE, REGULATORY, ADMINISTRATIVE OR JUDICIAL DECISIONS. ANY SUCH CHANGES COULD HAVE DIFFERENT INCOME-TAX IMPLICATIONS. THIS NOTE ON TAXATION SETS OUT THE PROVISIONS OF LAW IN A SUMMARY MANNER ONLY AND IS NOT A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX CONSEQUENCES OF THE DISPOSAL OF EQUITY SHARES. THE IMPLICATIONS ARE ALSO DEPENDENT ON THE SHAREHOLDERS FULFILLING THE CONDITIONS PRESCRIBED UNDER THE PROVISIONS OF THE RELEVANT SECTIONS UNDER THE RELEVANT TAX LAWS. THE ACQUIRERS NEITHER ACCEPT NOR HOLD ANY RESPONSIBILITY FOR ANY TAX LIABILITY ARISING TO ANY SHAREHOLDER AS A REASON OF THIS DELISTING OFFER.

26	CERTIFICATION BY BOARD OF DIRECTORS OF THE COMPANY

26.1	The Board has certified that:

a)

there are no material deviations in utilization of the proceeds of the issues (as compared to the stated objects in such issues) of securities made by the Company during the 5 years immediately preceding the date of the Public Announcement from the stated object of the issue;

b)

all material information which is required to be disclosed under the provisions of the continuous listing requirements under the relevant equity listing agreement entered into between the Company and the Stock Exchanges or the provisions of the Listing Regulations, as applicable from time to time have been disclosed to the Stock Exchanges, as applicable;

c)	The Company is in compliance with applicable provisions of securities law;

d)

The members of Promoter Group or their related entities have not carried out any transaction during the aforesaid period to facilitate the success of the Delisting Offer which is not in compliance with the provisions of Regulation 4(5) of the Delisting Regulations; and

e)	The delisting of Equity Shares is in the interest of the shareholders.

27	COMPANY SECRETARY AND COMPLIANCE OFFICER OF THE COMPANY

27.1	The details of Company Secretary and the Compliance Officer of the Company are as follow:

Name:	Ms. Prerna Halwasiya

Designation:	Company Secretary & Compliance Officer

Address:	ASF Center, 1st Floor, ASF Center, Tower B, 362-363, Jwala Mill Road, Udyog Vihar, Phase IV, Gurgaon-122 016, Haryana, India

Email:	Prerna.Halwasiya@vedanta.co.in; comp.sect@vedanta.co.in

Tel. No.:	+91 22 6643 4500

Fax No.:	+91 22 6643 4530

27.2

In case the Public Shareholders have any queries concerning the non-receipt of credit or payment for Offer Shares or on delisting process and procedure, they may address the same to Registrar to the Offer or Manager to the Offer.

28	OTHERS

The Company has informed the Acquirers that the following litigations or actions pending against the Company pertaining to its activities in the securities market or any other matter may have a material bearing on the interests of its equity shareholders: (1) show cause notice (“SCN”) issued by the SEBI to Cairn India Limited (“CIL”) (since merged with the Company with effect from April 11, 2017 through a Scheme of Arrangement which was approved by the National Company Law Tribunal, Mumbai Bench vide order dated March 23, 2017). The SCN (bearing number EAD-2/DSR / RG / 16430 /2017 / 2 dated July, 13, 2017) was in connection with the buy-back of equity shares by CIL during 2014. Replies to the SCN were submitted to SEBI vide letters dated January 19, 2018 and February 6, 2019. There has been no further communication from SEBI in the said matter; and (2) proceedings before the Hon’ble High Court of Bombay bearing number SAPP/1/2002 (“First Proceeding”) and Criminal Application No. 3609 of 2005 (“Second Proceeding”), both linked to the same underlying subject matter. The First Proceeding is linked to an order passed by SEBI on April 19, 2001 prohibiting Sterlite Industries (India) Ltd (now the Company) from accessing the capital market for a period of 2 (two) years and other actions for violation of certain provisions of the SEBI (Prohibition of Fraudulent and Unfair Trade Practices relating to Securities Market) Regulations 1995, against Sterlite Industries (India) Ltd (now the Company), through its directors namely Mr. Anil Agarwal, Mr. Tarun Jain and Mr. Shashikant (“SEBI Order”). On appeal, the SEBI Order was overruled by the Securities Appellate Tribunal (“SAT”) by way of an order dated October 22, 2001 (“SAT Order”). On November 9, 2001, SEBI appealed to the High Court of Bombay. The next date of hearing has not yet been fixed. The Second Proceeding is also linked to the SEBI Order and resultant criminal proceedings initiated by SEBI in 2001 before the Court of the Metropolitan Magistrate, Mumbai, against Sterlite Industries (India) Ltd (now the Company), Mr. Anil Agarwal and Mr. Tarun Jain. When the SEBI Order was overruled by the SAT Order, a petition was filed before the High Court of Bombay to stay the criminal proceedings on the ground that the SEBI Order had been overruled by the SAT Order. On December 2, 2005, an order was passed by the High Court of Bombay in favor of Sterlite Industries (India) Ltd (now the Company), Mr. Anil Agarwal and Mr. Tarun Jain granting an interim stay of the criminal proceedings.

29	GENERAL DISCLAIMER

EVERY PERSON WHO DESIRES TO AVAIL OF THE DELISTING OFFER MAY DO SO PURSUANT TO INDEPENDENT INQUIRY, INVESTIGATION AND ANALYSIS AND SHALL NOT HAVE ANY CLAIM AGAINST THE ACQUIRERS (INCLUDING ITS DIRECTORS), THE MANAGER TO THE OFFER OR THE COMPANY (INCLUDING ITS DIRECTORS) WHATSOEVER BY REASON OF ANY LOSS WHICH MAY BE SUFFERED BY SUCH PERSON CONSEQUENT TO OR IN CONNECTION WITH SUCH OFFER AND TENDER OF SECURITIES THROUGH THE REVERSE BOOK BUILDING PROCESS THROUGH ACQUISITION WINDOW FACILITY OR OTB OR OTHERWISE WHETHER BY REASON OF ANYTHING STATED OR OMITTED TO BE STATED HEREIN OR ANY OTHER REASON WHATSOEVER.

UNITED STATES OF AMERICA

THE DELISTING OFFER IS BEING MADE FOR SECURITIES OF AN INDIAN COMPANY AND SHAREHOLDERS OF THE COMPANY IN THE U.S. SHOULD BE AWARE THAT THIS LETTER OF OFFER AND ANY OTHER DOCUMENTS RELATING TO THE DELISTING OFFER HAVE BEEN OR WILL BE PREPARED IN ACCORDANCE WITH INDIAN PROCEDURAL AND DISCLOSURE REQUIREMENTS, INCLUDING REQUIREMENTS REGARDING THE DELISTING OFFER TIMETABLE AND TIMING OF PAYMENTS, ALL OF WHICH DIFFER FROM THOSE IN THE U.S.

THE RECEIPT OF CASH PURSUANT TO THE DELISTING OFFER BY A SHAREHOLDER OF THE COMPANY MAYBEATAXABLE TRANSACTION FOR U.S. FEDERALINCOME TAX PURPOSESAND UNDERAPPLICABLE U.S. STATE AND LOCAL, AS WELL AS FOREIGN AND OTHER, TAX LAWS. EACH SHAREHOLDER OF THE COMPANY IS URGED TO CONSULT HIS INDEPENDENT PROFESSIONAL ADVISER IMMEDIATELY REGARDING THE TAX CONSEQUENCES OF ACCEPTING THE DELISTING OFFER.

IT MAY BE DIFFICULT FOR U.S. HOLDERS OF EQUITY SHARES TO ENFORCE THEIR RIGHTS AND ANY CLAIMS THEY MAY HAVE ARISING UNDER THE U.S. FEDERAL SECURITIES LAWS IN CONNECTION WITH THE DELISTING OFFER, SINCE THE COMPANY AND THE ACQUIRERS ARE INCORPORATED IN COUNTRIES OTHER THAN THE U.S., AND SOME OR ALL OF THEIR OFFICERS AND DIRECTORS MAY BE RESIDENTS OF COUNTRIES OTHER THAN THE U.S. U.S. HOLDERS OF EQUITY SHARES IN THE COMPANY MAY NOT BE ABLE TO SUE THE COMPANY, THE ACQUIRERS OR THEIR RESPECTIVE OFFICERS OR DIRECTORS IN A NON-U.S. COURT FOR VIOLATIONS OF U.S. SECURITIES LAWS. FURTHER, IT MAY BE DIFFICULT TO COMPEL THE COMPANY, THE ACQUIRERS OR THEIR RESPECTIVE AFFILIATES TO SUBJECT THEMSELVES TO THE JURISDICTION OR JUDGMENT OF A U.S. COURT.

NEITHER THE U.S. SECURITIES EXCHANGE COMMISSION NOR ANY U.S. STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE DELISTING OFFER OR PASSED ANY COMMENT UPON THE ADEQUACY OR COMPLETENESS OF THIS LETTER OF OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE U.S.

GENERAL

NO ACTION HAS BEEN OR WILL BE TAKEN TO PERMIT THIS DELISTING OFFER IN ANY JURISDICTION WHERE ACTION WOULD BE REQUIRED FOR THAT PURPOSE. THIS LETTER OF OFFER SHALL BE DISPATCHED TO ALL PUBLIC SHAREHOLDERS HOLDING THE EQUITY SHARES WHOSE NAMES APPEAR ON THE REGISTER OF MEMBERS OF THE COMPANY AND TO THE OWNER OF THE EQUITY SHARES WHOSE NAMES APPEAR AS BENEFICIARIES ON THE RECORDS OF THE RESPECTIVE DEPOSITORIES AT THE CLOSE OF BUSINESS HOURS ON THE SPECIFIED DATE (AS INDICATED IN THIS LETTER OF OFFER). HOWEVER, RECEIPT OF THIS LETTER OF OFFER BY ANY PUBLIC SHAREHOLDER IN A JURISDICTION IN WHICH IT WOULD BE ILLEGAL TO MAKE THIS DELISTING OFFER, OR WHERE MAKING THIS DELISTING OFFER WOULD REQUIRE ANY ACTION TO BE TAKEN (INCLUDING, BUT NOT RESTRICTED TO, REGISTRATION OF THE LETTER OF OFFER UNDER ANY LOCAL SECURITIES LAWS OF SUCH JURISDICTION), SHALL NOT BE TREATED BY SUCH PUBLIC SHAREHOLDER AS AN DELISTING OFFER BEING MADE TO THEM AND SHALL BE CONSTRUED BY THEM AS BEING SENT FOR INFORMATION PURPOSES ONLY.

PERSONS IN POSSESSION OF THIS LETTER OF OFFER ARE REQUIRED TO INFORM THEMSELVES OF ANY RELEVANT RESTRICTIONS IN THEIR RESPECTIVE JURISDICTIONS. ANY PUBLIC SHAREHOLDER WHO TENDERS HIS, HER OR ITS EQUITY SHARES IN THIS DELISTING OFFER SHALL BE DEEMED TO HAVE DECLARED, REPRESENTED, WARRANTED AND AGREED THAT HE, SHE OR IT IS AUTHORISED UNDER THE PROVISIONS OF ANY APPLICABLE LOCAL LAWS, RULES, REGULATIONS AND STATUTES TO PARTICIPATE IN THIS DELISTING OFFER.

MANAGER TO THE OFFER	REGISTRAR TO THE OFFER

J.P. Morgan India Private Limited

CIN: U67120MH1992FTC068724

Address: J.P. Morgan Tower,

Off C. S. T. Road, Kalina,

Santacruz (East), Mumbai – 400 098

Tel. no.: +91 22 6157 3000

Fax no.: +91 22 6157 3911

Email: vedanta_delist@jpmorgan.com

Contact person: Mr. Shagun Gupta

SEBI registration no.: INM000002970

Validity period: Permanent

KFin Technologies Private Limited

(formerly known as Karvy Fintech Private Limited)

CIN: U72400TG2017PTC117649

Address: Selenium Building, Tower- B, Plot No 31 & 32,

Gachibowli, Financial District Nanakramguda,

Serilingampally, Hyderabad Rangareddi – 500032, Telangana

Tel. no.: +91 40 6716 2222/ 1-800-34-54001

Fax no.: +91 40 2343 1551

Email: vedanta.delisting@kfintech.com

Contact person: Mr. Murali Krishna

SEBI registration no.: INR000000221

Validity period: Permanent

ADVISOR TO THE ACQUIRERS FOR THE DELISTING PROCESS
DAM Capital Advisors Limited	CIN: U99999MH1993PLC071865 Address: One BKC, Tower C, 15th Floor, Unit No. 1511, Bandra Kurla Complex, Bandra (East), Mumbai – 400051

For and on behalf of Board of Directors of the Acquirers

For and on behalf of VEDANTA RESOURCES LIMITED

Sd/- Name: Ravi Rajagopal Designation: Director	Sd/- Name: Geoffrey Green Designation: Director	Sd/- Name: Deepak Kumar Designation: Company Secretary

Date: September 28, 2020

Place: London

For and on behalf of VEDANTA HOLDINGS MAURITIUS LIMITED

Sd/- Name: Ashwanee Ramsurrun Designation: Director	Sd/- Name: Shakill Ahmad Toorabally Designation: Director

Date: September 28, 2020

Place: Mauritius

For and on behalf of VEDANTA HOLDINGS MAURITIUS II LIMITED

Sd/- Name: Rajiv Mangar Designation: Director	Sd/- Name: Shakill Ahmad Toorabally Designation: Director

Date: September 28, 2020

Place: Mauritius

BID CUM ACCEEPTANCE FORM/ BID FORM

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

(In respect of the Equity Shares of the Vedanta Limited pursuant to the Delisting Offer by the Acquirers)

Please read this document along with the Public Announcement published on September 29, 2020 and the Letter of Offer dated September 28, 2020 issued by the Acquirers viz. Vedanta Resources Limited, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited.

We also request you to read “Operational Guidelines for Offer to Buy (OTB) Window” issued by the Stock Exchanges in relation to stock exchange traded mechanism introduced by SEBI vide its circular dated April 12, 2015 on “Mechanism for acquisition of shares through Stock Exchange” and its circular dated December 9, 2016 on ‘Streamlining the process for Acquisition of Shares pursuant to Tender-Offers made for Takeovers, Buyback and Delisting of Securities’. The terms and conditions of the Public Announcement and the Letter of Offer are deemed to have been incorporated in and form part of this document.

Unless otherwise defined, capitalized terms used in this Bid cum Acceptance Form/ Bid Form have the same meaning as defined in the Public Announcement and the Letter of Offer.

Note: The Public Shareholders should note that this Bid Form should not be sent to the Manager to the Offer or the Registrar to the Offer or to the Acquirers or to the Company or the Stock Exchanges. The Public Shareholders should further note that they should have a trading account with their broker i.e., a Seller Member, as the Bids can be entered in the reverse book building window of BSE, only through their respective Seller Member. The Seller Member would issue contract note and pay the consideration to the respective Public Shareholder whose Offer Shares are accepted under the Delisting Offer. Please note that submission of Bid Form and TRS is not mandatorily required in case of Offer Shares held in dematerialized form. However, please note that submission of Bid Form and TRS along with original share certificate(s) is mandatorily required in case of Equity Shares held in physical form.

DELISTING OFFER*
Bid Opening Date	October 05, 2020	Bids can be placed only during normal trading hours of secondary market
Last Date for Revision (upwards) or Withdrawal	October 08, 2020
Bid Closing Date	October 09, 2020
Floor Price per Offer Share	INR 87.25/-
Discovered Price	The price at which the shareholding of the Acquirers and the members of the Promoter Group reaches 90% of the paid-up equity share capital of the Company, excluding the shares which are then held by a custodian and against which ADS have been issued.
Exit Price	(a) The Discovered Price, if accepted by the Acquirers; (b) a price higher than the Discovered Price, if offered by the Acquirers at their discretion; or (c) the Counter Offer Price offered by the Acquirers at their discretion which, pursuant to acceptance and/ or rejection by Public Shareholders, results in the shareholding of the Acquirers and the members of the Promoter Group reaching 90% of the paid-up equity share capital of the Company, excluding the shares which are then held by a custodian and against which ADS have been issued.

* The dates are subject to, among other things, the Acquirers obtaining the necessary approvals, if any, prior to the Bid Opening Date

(To be filled in by the Seller Member(s))

Name of Seller Member
Address of Seller Member
UCC
Application Number	Date

VEDANTA LIMITED

(In respect of the Equity Shares of the Vedanta Limited pursuant to the Delisting Offer by the Acquirers)

Dear Sir(s),

Re: Delisting Offer to acquire the Offer Shares by the Acquirers in accordance with the Delisting Regulations.

1.	I/ We, having read and understood the terms and conditions set out below, in the Public Announcement and in the Letter of Offer, hereby tender my/ our Offer Shares in response to the Delisting Offer.

2.	I/ We understand that the Seller Member to whom this Bid Form is sent, is authorized to tender the Offer Shares on my/ our behalf and the Offer Shares.

3.

I/ We understand that the Offer Shares tendered under the Delisting Offer shall be held in trust by the Registrar to the Offer and the Clearing Corporation, as applicable, until the time of the dispatch of payment of consideration calculated at the Discovered Price/ Exit Price and/ or the unaccepted Offer Shares are returned.

4.

I/ We hereby acknowledge and agree that, in terms of paragraph 17.12 of the Letter of Offer, if the Acquirers decide to make a counter offer (at their sole and absolute discretion and without any obligation to do so), the Offer Shares tendered by me/ us and not withdrawn within 10 working days from the date of issuance of the Counter Offer PA, shall be considered as having been tendered in the counter offer at the Counter Offer Price.

5.

I/ We hereby undertake the responsibility for the Bid Form and the Offer Shares tendered under the Delisting Offer and I/ we hereby confirm that the Acquirers, the Company, Manager to the Offer and the Registrar to the Offer shall not be liable for any delay/ loss in transit resulting in delayed receipt or non-receipt of the Bid Form along with all requisite documents, by the Seller Member, due to inaccurate/ incomplete particulars/ instructions or any reason whatsoever.

6.

I/ We understand that this Bid is in accordance with the Delisting Regulations and all other applicable laws, by way of reverse book building process and that the Acquirers are not bound to accept the Discovered Price.

7.

I/ We also understand that the payment of consideration will be done by the Acquirers after due verification of Bids, documents and signatures and the Acquirers will pay the consideration as per secondary market mechanism.

8.	I/ We hereby confirm that the Offer Shares tendered under the Delisting Offer are free from any lien, equitable interest, charges and encumbrances.

9.

I/ We hereby declare that there are no restraints/ injunctions, or other orders of any nature which limits/ restricts my/ our rights to tender these Offer Shares and I/ we are the absolute and only owner of these Offer Shares and are legally entitled to tender the Offer Shares under the Delisting Offer.

10.

I/ We hereby confirm that to participate in the Delisting offer, I/ we will be solely responsible for payment to my/ our Seller Member for any cost, charges and expenses (including brokerage) that may be levied by the Seller Member on me/ us for tendering the Offer Shares in the Delisting Offer. The consideration to be received by me/ us from my/ our respective Seller Member, in respect of accepted Offer Shares, may be net of such costs, charges and expenses (including brokerage). The Acquirers, Company, Buyer Broker, Registrar to the Offer or Manager to the Offer have no responsibility to bear or pay such additional cost, charges and expenses (including brokerage) incurred solely by me/ us.

11.	I/ We authorize BSE, Acquirers, Manager to the Offer, Buyer Broker and the Registrar to the Offer to send the payment of consideration by NECS/ RTGS/ NEFT/ Direct Credit as per SEBI Circulars.

12.	I/ We undertake to immediately return the amount received by me/ us inadvertently.

13.

I/ We agree that upon due acceptance by the Acquirers of the Offer Shares tendered by me/ us under the Delisting Offer, I/ we would cease to enjoy all right, title, claim and interest whatsoever, in respect of the Offer Shares.

14.

I/ We authorize the Acquirers to duly accept the Offer Shares so offered, which they may decide to accept in consultation with the Manager to the Offer and Registrar to the Offer and in terms of the Letter of Offer.

15.	I/ We further authorize the Buyer Broker and/ or the Registrar to the Offer to return to me/ us, the Offer Shares to the extent not accepted to my/ our depository account at my/ our sole risk.

16.

I/ We hereby undertake to execute any further documents, give assurance and provide assistance, which may be required in connection of the Delisting Offer and agree to abide by the decisions taken in accordance with the applicable laws, rules and regulations.

17.	I/ We acknowledge and confirm that all the particulars / statements given herein are true and correct.

Holder’s details (Please use BLOCK CAPITALS)
Complete this box with the full name, signature and address of the holder of the Offer Shares. In case of joint holdings, full name of all the joint holders must appear in the same order as appearing in the share certificate(s)/ demat account.	Holder	Name	PAN
First / Sole
Second
Third
Contact details	Tel. No.:
Mobile No.:
Email ID:
Address of the First / Sole holder (with pin code)
Type of investor (Please tick (✓) the box to the right of the appropriate category)	Individual	NRI (non-repatriable)
	Hindu Undivided Family	NRI (repatriable)
	Body Corporate	FPI
	Mutual Fund	Insurance Company
	Banks/Financial Institution	Other (please specify)
Date and place of incorporation of the holder (if applicable)

Details of Offer Shares held in physical form (applicable if Offer Shares are held in PHYSICAL FORM)
Details of original share certificate(s) along with duly filled, signed transfer deed(s), as enclosed
Sr. No.	Folio No.	Share Certificate(s) No.	Distinctive Nos.		No. of Offer Shares
			From	To
1
2
3
(If the space provided is inadequate, please attach a separate continuation sheet)				Total

Bank account details (applicable to the Public Shareholders holding Offer Shares in PHYSICAL FORM)

Please fill the following details of the sole shareholder’s bank account (or in the case of joint holders, the first-named holder’s bank account) and any consideration payable will be paid by electronic transfer carrying the details of the bank account as per the banking account details and as provided in this Bid Form

Particulars	Details
Name of the sole/ first holder’s bank
Branch address

City and PIN code of the branch
Bank account no.
Savings/ Current/ Others (Please Specify)
MICR Code (for electronic payment)
IFSC Code/ MICR/ Swift Code (for electronic payment)

Note: The fund transfer in electronic mode would be done at your risk based on the data provided as above by you

Depository participant’s details (applicable to Public Shareholders holding Offer Shares in DEMATERIALISED FORM)
I/ We confirm that I/ we hold my/ our Offer Shares in dematerialised form. The details of my/ our depository account and my/ our depository participant are as follows:
DP Name
DP ID No.:
Client ID No.
No. of Offer Shares

Other enclosures, if any applicable
Please tick (✓) the box to the right of the appropriate category	Power of attorney	Corporate authorization
	Death certificate	Others (please specify)

Details of Bid and Offer Shares tendered in pursuant to the Delisting Offer

You should insert the number of Offer Shares you wish to tender and the price per Offer Share at which you are tendering the same (your “Bid Price”) in the space provided below. If your Bid Price is less than the Floor Price which INR 87.25/- per Offer Share, you will be deemed to have tendered your Offer Shares at INR 87.25/- per Offer Share. If the number of Offer Shares inserted is inconsistent with the number of Offer Shares tendered through your broker i.e., Seller Member, the number of Offer Shares tendered through Seller Member will be the number of Offer Shared tendered by you.

I/ We hereby tender to the Acquirers the number of Offer Shares at the Bid Price as specified below, at the Bid Price specified below:

	Figures in Numbers	Figures in Words
No. of Offer Shares
Bid Price Per Offer Share (in INR)
Signature
	Sole/First Holder	Second Holder	Second Holder
Note: In case of joint holdings, all holders must sign. In case of bodies corporate the Bid Form is to be signed by the authorized signatory under the stamp of the company and necessary board resolution authorizing the submission of this Bid Form should be attached.

………………….………!……………….…………TEAR ALONG THIS LINE……….……………………!……………………………….

For any queries, please contact

MANAGER TO THE OFFER	REGISTRAR TO THE OFFER

J.P. Morgan India Private Limited

CIN: U67120MH1992FTC068724

Address: J.P. Morgan Tower,

Off C. S. T. Road, Kalina,

Santacruz (East), Mumbai – 400 098

Tel. no.: +91 22 6157 3000

Fax no.: +91 22 6157 3911

Email: vedanta_delist@jpmorgan.com

Contact person: Mr. Shagun Gupta

SEBI registration no.: INM000002970

Validity period: Permanent

KFin Technologies Private Limited

(formerly known as Karvy Fintech Private Limited)

CIN: U72400TG2017PTC117649

Address: Selenium Tower- B, Plot No 31 & 32, Gachibowli,

Financial District Nanakramguda, Serilingampally,

Hyderabad Rangareddi – 500032, Telangana

Tel. no.: +91 40 6716 2222/ 1-800-34-54001

Fax no.: +91 40 2343 1551

Email: vedanta.delisting@kfintech.com

Contact person: Mr. Murali Krishna

SEBI registration no.: INR000000221

Validity period: Permanent

CHECKLIST (Please tick (✓))

DEMAT SHAREHOLDERS		PHYSICAL SHAREHOLDERS
1	BID FORM	1	BID FORM
2	OTHER DOCUMENTS, AS APPLICABLE	2	ORIGINAL SHARE CERTIFICATE OF THE COMPANY
		3	VALID SHARE TRANSFER DEED
		4	SELF ATTESTED COPY OF PAN CARD
		5	OTHER DOCUMENTS, AS APPLICABLE

Notes:

1.	All documents / remittances sent by / to the Public Shareholders will be at their risk and the Public Shareholders are advised to adequately safeguard their interests in this regard.

2.	Please read these notes along with the entire contents of the Public Announcement and Letter of Offer.

3.

In the case of Public Shareholder(s) other than individuals, any documents, such as a copy of a power of attorney, board resolution, authorization, etc., as applicable and required in respect of support / verification of this Bid Form shall also be provided, otherwise, the Bid shall be liable for rejection.

4.	Please refer to the Letter of Offer for details of the documents.

5.

The number of Offer Shares tendered under the Delisting Offer should match with the number of Offer Shares held under the respective client ID number. In case of mismatch, the acceptance or partial acceptance of the Bid will be at the sole discretion of the Registrar to the Offer/ Manager to the Offer.

6.	In case, the Bid Price is less than the Floor Price of INR 87.25/- per Offer Share, it will be deemed that the Offer Shares have been tendered at the Floor Price of INR 87.25/-.

7.	The consideration shall be paid to the Public Shareholder(s) by their respective Seller Member in the name of sole/ first holder only.

8.

Public Shareholders, holding Offer Shares in physical form, post bidding, should send the Bid Form along with the share transfer deed, share certificates, TRS and other documents, as applicable, to the Registrar to Offer. It is the sole responsibility of Public Shareholders/ Seller Member(s) to ensure that their Offer Shares held in physical form reaches the Registrar to the Offer within 2 days after the Bid Closing Date.

9.

It is the sole responsibility of the Public Shareholders/ Seller Member(s) to ensure that their Offer Shares shall be transferred by using the settlement number and the procedure prescribed by the Clearing Corporation on or before the Bid Closing Date.

10.	In case, the Bid Form sent to the Registrar to the Offer is not complete in all respects, the same may be liable for rejection

11.	The Bid Forms received / tendered before the commencement of the Bidding Period shall remain valid.

12.	In case, the sole/ any joint holder has died, please enclose the requisite documents, i.e., copies of death certificate/ will/ probate/ succession certificate and other relevant papers, as applicable.

13.

FOR OFFER SHARES HELD IN PHYSICAL FORM: Before submitting this Bid Form to the Seller Member(s), you must execute valid share transfer deed(s) in respect of the Offer Shares intended to be tendered under the Delisting Offer and attach thereto all the relevant original physical share certificate(s). The share transfer deed(s) shall be signed by the Public Shareholder (or in case of joint holdings by all the joint holders in the same order) in accordance with the specimen signature(s) recorded with the Company and shall also be duly witnessed. A copy of any signature proof may be attached to avoid any inconvenience.

14.

FOR UNREGISTERED PUBLIC SHAREHOLDERS: Unregistered Public Shareholders should enclose, as applicable, (a) this Bid Form, duly completed and signed in accordance with the instructions contained therein, (b) original share certificate(s), (c) original broker contract note, (d) valid share transfer form(s) as received from the market, duly stamped and executed as the transferee(s) along with blank transfer form duly signed as transferor(s) and witnessed at the appropriate place. All other requirements for valid transfer will be preconditions for acceptance.

15.	FOR SUBMITTING THE BID FORM BY HAND DELIVERY: Please submit this Bid Form together with other necessary documents referred to above by hand delivery to the Seller Member.

…………………….………!…………………….…………TEAR ALONG THIS LINE……….……………………!……………………………….

ACKNOWLEDGEMENT SLIP

Received from Mr./ Ms./ M/s                                                                                                                            a Bid Cum Acceptance Form for                      Offer Shares at a Bid Price of INR                  per Offer Share and the details of which are given as under.

DEMAT SHAREHOLDER	PHYSICAL SHAREHOLDER
UNIQUE CLIENT CODE (UCC)	UNIQUE CLIENT CODE (UCC)
DP ID NO.	FOLIO NUMBER
CLIENT ID NO.	SHARE CERTIFICATE NO.
NO. OF OFFER SHARES	NO. OF OFFER SHARES
BID PRICE PER OFFER SHARE (IN INR)	BID PRICE PER OFFER SHARE (IN INR)
Note: Received but not verified share certificate(s) and share transfer deeds

ACKNOWLEDGEMENT
UNIQUE CLIENT CODE (UCC)
APPLICATION NUMBER
DATE OF RECEIPT
SIGNATURE OF OFFICIAL

Signature of Official:	Date of receipt:

BID REVISION CUM WITHDRAWAL FORM

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

(In respect of the Equity Shares of the Vedanta Limited pursuant to the Delisting Offer by the Acquirers)

Please read this document along with the Public Announcement published on September 29, 2020 and the Letter of Offer dated September 28, 2020 issued by the Acquirers viz. Vedanta Resources Limited, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited.

We also request you to read “Operational Guidelines for Offer to Buy (OTB) Window” issued by the Stock Exchanges in relation to stock exchange traded mechanism introduced by SEBI vide its circular dated April 12, 2015 on “Mechanism for acquisition of shares through Stock Exchange” and its circular dated December 9, 2016 on ‘Streamlining the process for Acquisition of Shares pursuant to Tender-Offers made for Takeovers, Buyback and Delisting of Securities’. The terms and conditions of the Public Announcement and the Letter of Offer are deemed to have been incorporated in and form part of this document.

Unless otherwise defined, capitalized terms used in this Bid cum Acceptance Form/ Bid Form have the same meaning as defined in the Public Announcement and the Letter of Offer.

Note: The Public Shareholders should note that this Bid Form should not be sent to the Manager to the Offer or the Registrar to the Offer or to the Acquirers or to the Company or the Stock Exchanges. The Public Shareholders should further note that they should have a trading account with their broker i.e., a Seller Member, as the Bids can be entered in the reverse book building window of BSE, only through their respective Seller Member. The Seller Member would issue contract note and pay the consideration to the respective Public Shareholder whose Offer Shares are accepted under the Delisting Offer. Please note that submission of Bid Form and TRS is not mandatorily required in case of equity shares held in dematerialized form. However, please note that submission of Bid Form and TRS along with original share certificate(s) is mandatorily required in case of Equity Shares held in physical form.

DELISTING OFFER*
Bid Opening Date	October 05, 2020	Bids can be placed only during normal trading hours of secondary market
Last Date for Revision (upwards) or Withdrawal	October 08, 2020
Bid Closing Date	October 09, 2020
Floor Price per Offer Share	INR 87.25/-
Discovered Price	The price at which the shareholding of the Acquirers and the members of the Promoter Group reaches 90% of the paid-up equity share capital of the Company, excluding the shares which are then held by a custodian and against which ADS have been issued.
Exit Price	(a) The Discovered Price, if accepted by the Acquirers; (b) a price higher than the Discovered Price, if offered by the Acquirers at their discretion; or (c) the Counter Offer Price offered by the Acquirers at their discretion which, pursuant to acceptance and/ or rejection by Public Shareholders, results in the shareholding of the Acquirers and the members of the Promoter Group reaching 90% of the paid-up equity share capital of the Company, excluding the shares which are then held by a custodian and against which ADS have been issued.

*The dates are subject to, among other things, the Acquirers obtaining the necessary approvals, if any, prior to the Bid Opening Date

(To be filled in by the Seller Member(s))

Name of Seller Member

Address of Seller Member

UCC

Application Number	Date

VEDANTA LIMITED

(In respect of the Equity Shares of the Vedanta Limited pursuant to the Delisting Offer by the Acquirers)

Dear Sir(s),

Re: Delisting Offer to acquire the Offer Shares by the Acquirers in accordance with the Delisting Regulations.

I/We hereby revoke any offer made in any Bid Form submitted prior to the date of this Bid Revision/ Withdrawal Form in respect of the Offer Shares. I / We hereby make a new Bid to tender the number of Offer Shares set out or deemed to be set out herein and on and subject to the terms and conditions specified in the Public Announcement, Letter of Offer and the Bid Form, as applicable.

Holder’s details (Please use BLOCK CAPITALS)
Complete this box with the full name, signature and address of the holder of the Offer Shares. In case of joint holdings, full name of all the joint holders must appear in the same order as appearing in the share certificate(s)/ demat account.	Holder	Name	PAN

First / Sole
Second
Third
Contact details	Tel. No.:
Mobile No.:
Email ID:

Address of the First / Sole holder (with pin code)

Type of investor (Please tick (✓) the box to the right of the appropriate category)	Individual	NRI (non-repatriable)
	Hindu Undivided Family	NRI (repatriable)
	Body Corporate	FPI
	Mutual Fund	Insurance Company
	Banks/ Financial Institution	Other (please specify)
Date and place of incorporation of the holder (if applicable)

TO BE FILLED IN ONLY IF THE NUMBER OF THE EQUITY SHARES HAVE BEEN INCREASED AS COMPARED TO NUMBER OF THE EQUITY SHARES TENDERED IN THE PREVIOUS BID FOR SHAREHOLDERS HOLDING THE EQUITY SHARES IN PHYSICAL FORM.

Details of original share certificate(s) along with duly filled, signed transfer deed(s), as enclosed. The Details are applicable only for additional Offer Shares tendered with a view to increase the number of Offer Shares tendered.

Sr. No.	Folio No.	Share Certificate(s) No.	Distinctive Nos.		No. of Offer Shares
			From	To
1
2
3
(If the space provided is inadequate, please attach a separate continuation sheet)				Total

TO BE FILLED IN ONLY IF THE NUMBER OF THE EQUITY SHARES HAVE BEEN INCREASED AS COMPARED TO NUMBER OF THE EQUITY SHARES TENDERED IN THE PREVIOUS BID FOR SHAREHOLDERS HOLDING THE EQUITY SHARES IN DEMATERIALISED FORM)
Following details are applicable only for additional Offer Shares tendered with a view to increase the number of Offer Shares
DP Name
DP ID No.
Client ID No.
No. of Offer Shares

Other enclosures, if any applicable
Please tick (✓) the box to the right of the appropriate category	Power of attorney	Corporate authorization
	Death certificate	Others (please specify)

Details of Previous Bid and the Offer Shares tendered pursuant to the Delisting Offer
	Figures in Numbers	Figures in Words
No. of Offer Shares
Bid Price Per Offer Share (in INR)

Details of Revised Bid and the Offer Shares tendered pursuant to the Delisting Offer
	Figures in Numbers	Figures in Words
No. of Offer Shares
Bid Price Per Offer Share (in INR)

Withdrawal of Bid
I/We hereby confirm that I/we would like to withdraw the earlier Bid made by me/us as detailed above and would like to treat the bid as null and void.
Please tick (✓) in the appropriate box	Yes:	No:

Signature

	Sole / First Holder	Second Holder	Third Holder

CHECKLIST (Please tick (✓))

DEMAT SHAREHOLDERS		PHYSICAL SHAREHOLDERS
1	BID FORM	1	BID FORM
2	OTHER DOCUMENTS, AS APPLICABLE	2	ORIGINAL SHARE CERTIFICATE OF THE COMPANY
		3	VALID SHARE TRANSFER DEED
		4	SELF ATTESTED COPY OF PAN CARD
		5	OTHER DOCUMENTS, AS APPLICABLE

Notes:

1.	All documents sent by/to the Public Shareholders will be at their risk and the Public Shareholders are advised to adequately safeguard their interests in this regard.

2.	The Public Shareholders may withdraw or revise their Bids upwards not later than 1 day before the Bid Closing Date.

3.	Downward revision of Bids shall not be permitted.

4.

You must submit this Bid Revision/Withdrawal Form to the same Seller Member through whom your original Bid Form was submitted. Please ensure that you enclose a copy of the acknowledgement slip relating to your previous Bid.

5.	Please note that all the information, terms and conditions contained in the original Bid Form shall remain valid, except which has been revised under Bid Revision/ Withdrawal Form.

6.

In case you wish to tender additional dematerialized Offer Shares, please ensure that you have instructed your Seller Member to transfer your additional Offer Shares. In case you wish to tender additional physical Offer Shares, please ensure that you attach the additional share certificate(s) and the transfer deed along with the Bid Revision/Withdrawal Form. Please ensure that the number of the Offer Shares tendered under the Bid Revision/Withdrawal Form is equal to the number indicated in the share certificate(s) attached and the transfer deed executed, if any.

7.

In case of the Public Shareholder(s) other than individuals, copy of power of attorney, board resolution, authorization etc., as applicable and required in respect of support/verification of this Bid Revision/Withdrawal Form, shall also be provided, otherwise, the same shall be liable for rejection.

8.	The consideration shall be paid to the Public Shareholder(s) by their respective Seller Member in the name of sole/first holder only.

9.

The Public Shareholders, holding the Offer Shares in physical form, post bidding, should send the Bid Form along with share transfer deed, share certificates, TRS and other documents, as applicable, to the Registrar to the Offer. It is the sole responsibility of the Public Shareholders/ Seller Member(s) to ensure that their Offer Shares held in physical form reaches the Registrar to the Offer within 2 days of bidding by the Seller Member.

10.	In case, the Bid Form sent to the Registrar to the Offer is not complete in all respects, the same may be liable for rejection.

TEAR ALONG THIS LINE

For any queries, please contact

MANAGER TO THE OFFER	REGISTRAR TO THE OFFER

J.P. Morgan India Private Limited

CIN: U67120MH1992FTC068724

Address: J.P. Morgan Tower,

Off C. S. T. Road, Kalina,

Santacruz (East), Mumbai – 400 098

Tel. no.: +91 22 6157 3000

Fax no.: +91 22 6157 3911

Email: vedanta_delist@jpmorgan.com

Contact person: Mr. Shagun Gupta

SEBI registration no.: INM000002970

Validity period: Permanent

KFin Technologies Private Limited

(formerly known as Karvy Fintech Private Limited)

CIN: U72400TG2017PTC117649

Address: Selenium Tower- B, Plot No 31 & 32, Gachibowli,

Financial District Nanakramguda, Serilingampally,

Hyderabad Rangareddi – 500032, Telangana

Tel. no.: +91 40 6716 2222/ 1-800-34-54001

Fax no.: +91 40 2343 1551

Email: vedanta.delisting@kfintech.com

Contact person: Mr. Murali Krishna

SEBI registration no.: INR000000221

Validity period: Permanent

TEAR ALONG THIS LINE

ACKNOWLEDGEMENT SLIP

Received from Mr./ Ms./ M/s	a Bid Cum Acceptance

Form for	Offer Shares at a Bid Price of INR	per Offer Share and the details of which are given as under.

DEMAT SHAREHOLDER	PHYSICAL SHAREHOLDER
UNIQUE CLIENT CODE (UCC)	UNIQUE CLIENT CODE (UCC)
DP ID NO.	FOLIO NUMBER
CLIENT ID NO.	SHARE CERTIFICATE NO.
NO. OF OFFER SHARES	NO. OF OFFER SHARES
BID PRICE PER OFFER SHARE (IN INR)	BID PRICE PER OFFER SHARE (IN INR)
Note: Received but not verified share certificate(s) and share transfer deeds

ACKNOWLEDGEMENT
UNIQUE CLIENT CODE (UCC)
APPLICATION NUMBER
DATE OF RECEIPT
SIGNATURE OF OFFICIAL

Signature of Official:	Date of receipt:

Form No. SH-4 – Securities Transfer Form

[Pursuant to Section 56 of the Companies Act, 2013 and Sub-Rule (1) of Rule 11 of the Companies

(Share Capital and Debentures) Rules 2014]

Date of execution:_____ /_____/_______

FOR THE CONSIDERATION stated below the “Transferor(s)” named do hereby transfer to the “Transferee(s)” named the securities specified below subject to the conditions on which the said securities are now held by the Transferor(s) and the Transferee(s) do hereby agree to accept and hold the said securities subject to the conditions aforesaid.

CIN:	L	1	3	2	0	9	M	H	1	9	6	5	P	L	C	2	9	1	3	9	4

  Name of the company (in full): Vedanta Limited

  Name of the Stock Exchange where the company is listed, (if any): BSE Limited and National Stock Exchange of India Limited

DESCRIPTION OF SECURITIES:

Kind/ Class of securities (1)	Nominal value of each unit of security (2)	Amount called up per unit of security (3)	Amount paid up per unit of security (4)
Equity Shares	` 1/-	` 1/-	` 1/-

No. of Securities being Transferred		Consideration received (`)
In figures	In words	In words	In figures

Distinctive Number	From

To

Corresponding Certificate Nos.

Transferor’s Particulars

Registered Folio Number:

Name(s) in full	PAN No.	Signature(s)

1.

2.

3.

I, hereby confirm that the transferor has signed before me.

Signature of the Witness:

Name of the Witness:

Address of the Witness:

Pincode:

Transferee’s Particulars
Name in full (1)	Father’s/ Mother’s / Spouse’s Name (2)	Address & E-mail ID (3)
Vedanta Holdings Mauritius Limited	N.A.	C/o Amicorp (Mauritius) Limited, 6th Floor, Tower 1, NexTeracom Building, Ebene, Mauritius
Occupation (4)	Existing Folio No., if any (5)	Signature (6)

1.
2.
3.

Folio No. of Transferee	Specimen Signature of Transferee(s)

1.

2.

3.

Value of Stamp affixed: ₹

Enclosures:	Stamps

1. Certificate of shares or debentures or other securities

2. If no certificate is issued, Letter of allotment

3. Copy of PAN Card of all the Transferees (For all listed Cos.)

4. Others, Specify,

For Office Use Only

Checked by

Signature Tallied by

Entered in the Register of Transfer on

vide Transfer no

Approval Date

Power of attorney / Probate / Death certificate / Letter of

Administration

Registered on	at

No

On the reverse page of the certificate

Name of Transferor	Name of Transferee	No. of Shares	Date of Transfer

Signature of authorised signatory